Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 27 2006
WASH, D.C.
210

06018972

20 November 2006

SUPPL

Dear Sirs

Ref: 82- 3099 SCOTTISH AND SOUTHERN ENERGY PLC

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 01 September 2006 to 15 November 2006.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

PROCESSED
DEC 11 2006
THOMSON
FINANCIAL

Anne Sutherland
Company Secretarial Assistant

List of Announcements

Date	Headline	LSE Number
01/09/2006	Director/PDMR shareholding	3802I
04/09/2006	Director declaration	4412I
06/09/2006	Holdings in Company	5748I
14/09/2006	Holdings in Company	9759I
25/09/2006	Seeking Consent	3991J
26/09/2006	Drumderg Windfarm	4762J
29/09/2006	Price for 2007	6902J
02/10/2006	Director/PDMR shareholding	8270J
03/10/2006	Director/PDMR shareholding	9009J
17/10/2006	Publication of Prospectus	6106K (released under SHEPD)
18/10/2006	Award of contract	6402K
30/10/2006	Holdings in Company	2025L
30/10/2006	Energy Technologies Institute	2104L
02/11/2006	Director/PDMR shareholding	4669L
15/11/2006	Interim Results	0918M
15/11/2006	Proposal	0919M
15/11/2006	Abolition of Tariff Surcharge	0920M

Regulatory Announcement

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Abolition of Tariff Surcharge
Released	07:02 15-Nov-06
Number	0920M

Scottish and Southern Energy

RNS Number:0920M
Scottish & Southern Energy PLC
15 November 2006

15 November 2006

SCOTTISH AND SOUTHERN ENERGY PLC
ABOLITION OF ELECTRICITY PRE-PAYMENT TARIFF SURCHARGE

Scottish and Southern Energy plc ("SSE") has decided to abolish the extra charge levied on all of its electricity (pay as you go) or pre-payment tariffs in England and Wales compared with its standard credit tariffs.

The decision follows the recent request to energy suppliers by Child Poverty Action Group, End Child Poverty, Disability Alliance, Help the Aged, Age Concern, Citizens' Advice, National Consumer Council, National Energy Action and energywatch.

The decision will help almost half a million customers of SSE reduce their electricity bills by an average of around 6% or around £23.00 a year from 2007, compared with the average standard quarterly price.

Pre-payment meters are used by customers as a way to help them budget - and around half of electricity pre-payment meters are installed by suppliers to help customers repay energy debt.

There is no such extra charge on SSE's electricity prepayment tariffs in Scotland, which are already equalised with its standard credit tariffs.

In addition, SSE is already one of just two energy suppliers which does not levy 'back charges' for the period between a price increase being implemented and the pre-payment meter being adjusted to reflect the increase.

Alistair Phillips-Davies, Energy Supply Director said:

"While many customers choose pre-payment tariffs because it is their preferred method of budgeting, it is also clear that the tariffs are used by significant numbers of lower-income customers. Abolishing the surcharge will complement our existing policy of not levying back charges on such tariffs and will directly help almost half a million customers."

Enquiries to:

Scottish and Southern Energy plc
Alan Young - Director of Corporate Communications + 44 (0)870 900 0410
Denis Kerby - Investor and Media Relations Manager + 44 (0)870 900 0410

Financial Dynamics + 44 (0)20 7831 3113
Andrew Dowler

Regulatory Announcement

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Proposal
Released	07:02 15-Nov-06
Number	0919M

RNS Number:0919M
Scottish & Southern Energy PLC
15 November 2006

15 November 2006

SCOTTISH AND SOUTHERN ENERGY PLC

PROPOSAL TO ENTER WATER SECTOR FOR FIRST TIME

Scottish and Southern Energy plc ("SSE") has decided to make a formal application to Ofwat for 'Inset Appointments' which would allow it to install, own and operate water and wastewater services for end user customers for the first time.

SSE is already a significant provider of connections in electricity and gas - in September 2006, the number of new premises connected to its wholly-owned gas networks passed 40,000 for the first time. The decision to seek 'Inset Appointments' follows a review by SSE of the extent of its ability to offer 'multi-utility' services to large developments. In water, this is currently limited to contracting-related functions. SSE has concluded that its objective should be to install, own and operate water and wastewater networks, and is now engaged in detailed discussions with Ofwat.

SSE expects that its initial applications will be in respect of significant developments in south-east London and Wiltshire, providing connections to around 2,500 and around 1,000 properties respectively. SSE would also aim to provide a series of beyond-the-meter water services, such as schemes to manage water usage and maximise recycling.

Ian Marchant, Chief Executive of SSE, said:

"Our decision to move into gas connections some years ago was a natural extension of our network capability in electricity. With a strong presence in two of the three core utilities, it makes sense to look at the best way of completing the set.

"We've decided that seeking 'Inset Appointments' is the right way forward, because it will enable us to offer 'multi-utility' solutions to our customers for the larger developments. That's why we hope to make formal applications to Ofwat early in the new year.

"We think this is the best way of dipping our toe in water. It complements an existing business activity very well and it's based on a precedent of evolving from electricity connections only, to electricity and gas. In other words, it's in line with the SSE way of doing things."

Enquiries to:

Scottish and Southern Energy plc
Alan Young - Director of Corporate Communications + 44 (0)870 900 0410
Denis Kerby - Investor and Media Relations Manager + 44 (0)870 900 0410

Financial Dynamics
Andrew Dowler + 44 (0)20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Interim Results
Released	07:01 15-Nov-06
Number	0918M

15 November 2006

INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2006

	September 2006	September 2005	Change
Interim Dividend	**15.1p**	13.8p	+9.4%
Adjusted Profit Before Tax*	**£455.4m**	£336.3m	+35.4%
Adjusted Earnings Per Share*	**39.1p**	28.4p	+37.7%
Investment and Capital Expenditure	**£288.0m**	£244.0m	+18.0%
Power Station Availability (Gas)	**95%**	83%	+14.4%
Power Station Availability (Coal)	**97%**	83%	+16.8%
Energy Supply Customer Numbers**	**7.5m**	6.5m	+1m
Customer Complaints to energywatch	**466**	905	-49%
Customer Minutes Lost (SHEPD)	**33.56**	33.44	+ 0.12 mins
Customer Minutes Lost (SEPD)	**34.24**	35.05	- 0.81 mins
Lost Time and Reportable Injuries	**6**	8	-25%
Reportable Environmental Incidents	**0**	0	-

** As at date of interim results presentation.

Sir Robert Smith, Chairman of Scottish and Southern Energy, said:

"SSE has delivered another very strong financial and operational performance, with the gain of one million customers in the past 12 months being particularly significant. Our ongoing focus on the operational issues that matter to our customers, and the continuing returns from the significant investments we have made over the past few years, have delivered substantial increases in profit before tax and in the interim dividend. This, in turn, puts us in a position to implement our major programme of investment in the future, which will contribute significantly to the achievement of the UK's goal of more reliable and lower carbon energy supplies.

"Put simply, our core purpose is to provide the energy that people need in a reliable and sustainable way. From that flows our ability to deliver our core objective of sustained real growth in the dividend. With our continuing emphasis on achieving operational excellence and with many outstanding investment opportunities in front of us, we are in an excellent position to enhance and create value in the future. The outlook for sustained real growth in the dividend is, therefore, very good indeed."

*This interim results statement describes **adjusted profit before tax** before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39 and after the removal of taxation on profits from jointly-controlled entities and associates. It also describes **adjusted earnings and earnings per share** before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39 and deferred tax. In addition, it describes **adjusted operating profit** before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39, and after the removal

of taxation and interest on profits from jointly controlled entities and associates.

KEY DEVELOPMENTS IN THE SIX MONTHS TO 30 SEPTEMBER 2006

ENERGY SYSTEMS

- Operating profit* up 7.5% to £184.5m
- Power Systems operating profit up 0.3% to £162.5m
- Investment in electricity networks of £100.5m
- Fewer Customer Interruptions in electricity in Scottish Hydro Electric PD and Southern Electric PD
- Beauly-Denny Public Inquiry scheduled for February 2007
- Share of SGN's adjusted operating profit* up from £9.6m (4 months) to £22.0m (6 months)

GENERATION AND SUPPLY

- Operating profit* up 56.8% to £298.0m

Generation

- Gas-fired power station availability up from 83% to 95%; coal station availability up to 97%
- Agreement to acquire 50% stake in Marchwood Power Ltd, a new 850MW gas-fired power station
- Proposed 400MW extension to Barking Power Ltd
- Plan for £20m ash separation plant at Fiddler's Ferry
- Hadyard Hill became first UK wind farm to generate over 100MW of electricity
- Planning permission secured for 32MW wind farm at Drumderg in Perthshire

Supply

- Net gain of one million energy supply-related customers in a year, following policy of responsible pricing
- Lowest domestic prices for gas and dual fuel
- Further reduction, of 49%, in complaints to energywatch
- Ranked first in uSwitch.com customer satisfaction survey and top performer in JD Power Study
- Abolition of extra charge levied on 'pay-as-you-go' (or pre-payment) electricity tariffs
- 50,000 ***'talk with'*** telecoms customers achieved for first time
- First 5,000 customers won by new domestic gas boiler installation, maintenance and repair business

CONTRACTING, CONNECTIONS AND METERING

- Operating profit* up 13.1%** to £24.2m
- Eastern Contracting secured major contract at Colchester Barracks
- Leeds City Council street lighting PFI launched
- Continued expansion of out-of-area electricity networks
- Pre-application discussions under way with Ofwat for water 'inset' appointments
- In-sourcing of Metering work in SWALEC and SWEB areas

GAS STORAGE

- Operating profit* up 113.3% to £29.0m
- Successful auction of five-year storage capacity in July 2006
- First new storage capacity at Aldbrough set to be commissioned in the autumn of 2007
- Planning permission sought to double size of Aldbrough development to over 800mcm

TELECOMS

- Operating profit* up 8.2% to £6.6m
- Increased sales to major customers
- £5m investment to upgrade ethernet platform

EXCEPTIONAL ITEM - TXU Europe Group plc

- Fourth distribution payment of £24.5m received (plus £0.9m in respect of Barking Power Ltd)
- On course for recovery of over 95% of agreed claim

** Excluding Thermal Transfer business sold on 31 March 2006 .

FINANCIAL OVERVIEW

These interim results for the six months to 30 September 2006 are reported under International Financial Reporting Standards. SSE's focus has been on profit before tax before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39, and after the removal of taxation on profits from jointly controlled entities and associates, and the interim results commentary has been prepared on this basis. From March 2007, however, and in line with emerging practice, SSE does not intend to make any adjustment in respect of net finance income from pension assets (IAS 19). On this basis, profit before tax for the six months to 30 September was £466.5m, up from £342.8m in the year before.

	Sept 06 £m	Sept 05 £m
Reported Profit before Tax	**484.5**	**386.4**
Movement in derivatives	4.8	3.1
Exceptional items	(25.1)	(46.6)
Tax on JVs and Associates	0.3	(1.9)
Interest on convertible debt	2.0	1.8
	466.5	**342.8**
Return on pension scheme assets	(64.5)	(57.5)
Interest on pension scheme liabilities	53.4	51.0
Adjusted Profit before Tax*	**455.4**	**336.3**
Adjusted current tax charge	(118.6)	(92.6)
Adjusted Profit after Tax	**336.8**	**243.7**
Reported profit after tax	**349.0**	**265.3**
Number of shares for basic and adjusted EPS (million)	**860.3**	**858.3**
Adjusted EPS*	**39.1p**	**28.4p**
Basic EPS	**40.6p**	**30.9p**

Adjusted profit before tax*

Adjusted profit before tax grew by 35.4%, from £336.3m to £455.4m. There was profit growth in all parts of SSE's business. The most substantial growth continues to be achieved in Generation and Supply. This reflects the development and diversification of SSE's electricity generation portfolio, which is now over 10,000MW, and the sustained increase in the number of energy supply-related customers, which now total 7.5 million.

Adjusted Earnings per share*

To monitor financial performance over the medium-term, SSE continues to focus on adjusted earnings per share, which increased by 37.7%, from 28.4p to 39.1p.

Interim Dividend

The Board is declaring an interim dividend of 15.1p, compared with 13.8p in the previous year, an increase of 9.4%. This compares with a 9.0p interim dividend in 2000/01, since when the interim dividend has increased by 67.8%, which represents a compound annual growth rate of 9.0%. SSE expects to achieve its overall target for the full year dividend in 2006/07 of at least 4% real growth.

The progress achieved by SSE's businesses in the first six months of this financial year, and the major opportunities that have been created in Energy Systems, Generation and Supply and in other businesses such as Gas Storage, mean SSE is also on course to achieve its target of at least 4% real growth in the dividend payable to shareholders in 2007/08, with sustained real growth thereafter.

ENERGY SYSTEMS

Energy Systems Overview

Operating profit* in Energy Systems, including gas distribution, increased by 7.5%, from £171.5m to £184.5m, contributing 34.1% of SSE's total operating profit in the first half of the year. Growth in operating profit of 0.3%, to £162.5m, was achieved in power distribution despite a fall in the number of units of electricity distributed. While this fall reflected the warmer than normal weather experienced in the first half of 2006/07, it appears that underlying demand for electricity stopped growing during the period. This may reflect the impact of higher prices for electricity and customers' growing awareness of the need for greater energy efficiency.

Southern Electric Power Distribution
Southern Electric Power Distribution's operating profit* increased by 0.4% to £95.9m. During the period, SEPD distributed 15.56TWh of electricity, compared with 15.63TWh in the previous year. This reduction in the number of units distributed was more than offset by changes in the price of units distributed.

The average number of minutes of lost electricity supply per customer was 34.24, compared with 35.05 in the previous year. The number of supply interruptions per 100 customers was 36.43, compared with 40.08 in the previous year. Performance in respect of both minutes lost and interruptions was ahead of the targets set by Ofgem under its Quality of Service Incentive Scheme (QSIS), which gives financial benefits to distribution network operators that deliver good performance for customers.

Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission
Operating profit* for Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission increased by 0.3% to £66.6m. In the Scottish Hydro Electric area, 3.78TWh of electricity were distributed during the period, compared with 3.83TWh distributed in the previous year. This reduction in the number of units distributed was more than offset by changes in the price of units distributed.

The average number of minutes of lost electricity supply per customer was 33.56, compared with 33.44 in the previous year. The number of supply interruptions per 100 customers was 38.66, compared with 41.42 in the previous year. Performance in respect of both minutes lost and interruptions was, however, ahead of Ofgem's QSIS targets.

Electricity Network Investment
The key responsibility of SSE's Power Systems businesses is to maintain safe and reliable supplies of electricity and to restore supplies as quickly as possible in the event of interruptions. The Distribution Price Control Review for 2005-10 resulted in substantially increased allowances for capital expenditure to maintain and improve the electricity networks. This increased investment programme is now well under way, with capital expenditure in the first half of the year 18.9% higher than in the first half of the previous year, and 33.8% higher than in the same period in 2004/05.

With 18 months of the five-year Price Control period completed, SSE forecasts that the Regulated Asset Value (RAV) of its distribution and transmission businesses is expected to grow by around £500m (or around £120m in real terms) during the 2005-2010 Price Control period, excluding any major transmission investment.

Future Transmission Developments
Scottish Hydro Electric Transmission remains responsible for operating, maintaining and investing in the transmission network in its area, which serves around 70% of Scotland.

In September 2006, Ofgem published updated proposals in its consultation on the price controls for the electricity transmission companies that will form part of the Transmission Price Control Review for 2007-12. Ofgem stated that its proposals are designed to ensure the transmission companies 'are able to make the investment needed to maintain the existing high level of performance from their networks...and...can meet the investment needs emerging from the growth of renewable generation'. Overall, Ofgem's proposals represented a constructive step forward, although there is much detailed work still to be done, including in respect of the allowed cost of capital, before the final proposals are published on 4 December.

As the licensed transmission company for the north of Scotland, SSE has to ensure there is sufficient network capacity for those seeking to generate electricity from renewable sources. The project to replace the electricity transmission line connecting Beauly in the Highlands with Denny in the Central Belt of Scotland is in line with that responsibility. It is likely that the construction of its part of the replacement line will require an investment by SSE of around £250m.

SSE's applications to Scottish Ministers for consent to construct its part of the new line have been referred to a Public Inquiry. Pre-Inquiry meetings have been held and the Inquiry itself will start in February 2007. It is hoped that the report of the Inquiry will be submitted to Scottish Ministers by the end of 2007 for a final decision.

Scotia Gas Networks – Financial
In June 2005, Scotia Gas Networks plc (SGN), in which SSE holds 50% of the equity, acquired the Scotland and the Southern gas distribution networks from National Grid. The networks comprise 73,000km of gas mains, delivering gas to around 5.6m industrial, commercial and domestic customers. SSE's actual investment was £505.0m, including shareholder subordinated debt, in return for which it receives 50% of the distributable earnings from the networks. SSE is also providing corporate and management services for SGN.

SSE's share of SGN's adjusted operating profit was £22.0m during the period, compared with £9.6m for the four months from 1 June 2005. This partly reflects improving performance by SGN in its non-regulated activities and is despite higher costs arising as a result of increased 'shrinkage' gas charges, resulting from the need to replace gas introduced into the distribution system but not delivered to customers. Through efficient network management, however, SGN's shrinkage volume is now lower than in the previous year, and the new price control for 2007/08 should provide a more appropriate incentive regime for shrinkage gas going forward.

As previously stated, the financial performance of this business is heavily weighted towards the second half of the financial year, because of the seasonality of gas consumption. This effect was compounded this year by the fact that temperatures were generally above average during the first half of the year. SGN estimates it would have earned additional revenue of over £8m if temperatures had been normal. Moreover, as in electricity, it appears that higher prices for gas and a growing awareness of the importance of energy efficiency have had an impact on gas consumption during the period, which was lower than normal even allowing for weather-related variations in demand.

Scotia Gas Networks - Operational
SGN's medium term objective is to be at the frontier for safety, customer service and efficiency in gas distribution. During the period, it made significant progress towards the achievement of these goals. In September 2006, the trade unions' ballot produced a substantial vote in favour of SGN's pay and productivity offer for the three years until 2009, which will allow the introduction of much more flexible working patterns.

The implementation of the new structure for the business is virtually completed, and replaces the previous functionally-based arrangement with a geographically-based organisation operating out of 24 depots. This reorganisation is intended to improve SGN's effectiveness in its customer-facing activities such as emergency response, repairs, metering work and streetworks.

During the first half of 2006/07, this focus on customer service helped SGN deliver a reduction in the number of complaints about it sent to energywatch for resolution of 76%, to 26. Good progress has also been made with the introduction of new front office management systems, reducing the total number from over 50 to 11. This is scheduled for completion in this financial year.

During the period, SGN invested around £50m in capital expenditure projects and around £80 in mains replacement expenditure works, under its 30:30 mains replacement programme. This is the replacement of all iron gas mains within 30 metres of domestic properties within a 30 year timeframe.

Future SGN developments
In addition to its core gas distribution activities, SGN has established Connections, Contracting and Commercial Services businesses. Amongst other things, these new businesses carry out work previously done by contractors and they will provide the scope for SGN to enhance revenue from non-regulated activities in future years. As a result of this, SGN now employs over 4,000 people.

Initial proposals for the gas distribution one-year price control review, until April 2008, were published by Ofgem in September 2006. They include a new mechanism for providing allowances in relation to shrinkage gas and proposals for the treatment of pension deficits. Other issues include the calculation of operating cost allowances, treatment of the additional investment in the gas distribution network incurred in previous years and the cost of capital. Detailed discussions are continuing and Ofgem's final proposals will be published on 4 December.

GENERATION AND SUPPLY

Generation and Supply Overview
Operating profit* in Generation and Supply rose by 56.8%, from £190.0m to £298.0m, contributing 55.1% of SSE's total operating profit in the first half of the year. The underlying financial performance of Generation and

Supply has been reported excluding the impact of IAS 39 revaluations (see 'Financial Overview' above) as SSE does not believe this represents underlying business performance. The result includes contract and impairment provisions totalling £15m relating to SSE's Combined Heat and Power activities.

Within its integrated business model, SSE's power stations are used to support performance in energy supply. The electricity produced by SSE's own power stations is supplemented by electricity acquired via bilateral contracts and through trading. Performance in Generation and Supply is assessed as a single value chain.

In this context, the continuing growth achieved by SSE's integrated Generation and Supply business is the outcome of the company's investment in and acquisition of a diverse range of electricity generating assets and a growth of 66% in the number of energy supply customers over the past five years. More specifically, it also reflects the fact that SSE's power stations delivered a greater level of availability to generate electricity in the first half of the year compared with the same period last year. There was also much more output of wind energy during the period. In addition, SSE has continued to perform well in the wholesale electricity balancing mechanism.

Sensitivities in respect of energy availability and prices are always greatest during the winter period. SSE believes it has in place appropriate operational and commercial arrangements to deliver secure supplies of energy in all likely circumstances in the coming months.

Gas-fired Generation - Operations

SSE owns 4,300MW of gas-fired electricity generation capacity, including its share of joint ventures. Good performance in BETTA is dependent on plant reliability. During the first half of the year, SSE's principal wholly-owned gas-fired power stations (Fife, Keadby, Medway and Peterhead) achieved 95% of their maximum availability to generate electricity, excluding planned outages, a significant improvement on the 83% availability in the same period last year.

Gas-fired Generation - Investment

In January 2006, SSE acquired an additional 8.35% stake in **Barking Power Ltd** for £14.7m, giving SSE a total stake of 30.4% in the 1,000MW combined cycle gas turbine (CCGT) station. During August 2006, Barking Power Ltd submitted a Section 36 application for consent to develop a new 400MW CCGT. If consented, this would effectively add around 120MW to the portfolio of generation assets owned by SSE.

In July 2006, SSE entered into an agreement with ESBI (Ireland's ESB International) to acquire 50% of the shares in **Marchwood Power Ltd**, in anticipation of the construction of a new gas-fired power station near Southampton, with an installed capacity of around 850MW, for which consent under Section 36 of the Electricity Act has already been granted. The favourable location of the power station means it will actually receive payments under the current arrangements for charging generators for use of the electricity networks.

When operational, SSE will supply all of the fuel for the power station and take from it all of the electricity generated. The power plant will be constructed under a turnkey contract and a long-term maintenance agreement entered into with Siemens, the preferred gas turbine supplier. It will have one of the highest thermal efficiencies of any power station in the UK and in a typical year will meet the electricity requirements of around one million homes.

SSE and ESBI will each have 50% of the shares in Marchwood Power Ltd. It will be financed on the basis of a likely debt/equity ratio of 80%/20%. The total project cost is estimated to be around £400m, which means that SSE's equity investment in the venture is likely to be around £40m. SSE will provide 50% of the project debt requirements (other than the VAT and Working Capital facilities) as a lender.

The development is subject to the securing of non-recourse finance and the finalisation of a power purchase agreement, which will determine issues such as how the plant is to be operated and how it is to be remunerated for being available to generate electricity. SSE and ESBI aim to achieve financial close shortly.

Construction work is expected to start in 2007, with the power station being fully commissioned before the winter of 2009/10. Upon completion, the station will be jointly operated by SSE and ESBI.

SSE and its partners BP, are on course to complete by the end of this financial year the detailed front-end engineering design work on the world's first industrial-scale project to generate 'de-carbonised' electricity from hydrogen. The planned project would convert natural gas to hydrogen and carbon dioxide gases, then use the hydrogen gas as fuel for a 475MW power plant at SSE's **Peterhead Power Station**, and export the carbon dioxide to a North Sea oil reservoir for increased oil recovery and ultimate storage. SSE's interest in the project is limited to its onshore aspects.

The full project could require investment by SSE of around £150m and is subject to the establishment of an appropriate policy and regulatory framework which encourages the capture of carbon from fossil fuel-based electricity generation and its long-term storage. Following the government's consultation on carbon capture and storage earlier this year, a further statement is expected at the forthcoming Pre Budget Report. A final investment decision will be taken in the light of the progress of the government's policy-making, during 2007.

Coal and Biomass Generation - Operations

The Ferrybridge and Fiddler's Ferry power stations, each with a capacity of almost 2,000MW, achieved 97% of their maximum availability to generate electricity, excluding planned outages, during the period, compared with 83% in the same period last year.

The stations also 'co-fire' fuels from renewable sources (biomass) in order to displace fossil fuels, thus reducing the impact of carbon emissions resulting from their operation. The resulting output of electricity qualifies for Renewable Obligation Certificates (ROCs). During the period, their output qualifying for ROCs was 237GWh, compared with 408GWh in the same period in the previous year. This reduction followed the introduction of the regulatory change which limits to 10% the amount that companies can use co-fired fuels to meet their Renewables Obligation. It was also partly the result of new facilities to 'co-fire' fuels from renewable sources undergoing commissioning during the period, including the need to ensure the quality of fuel for the station was of the required standard.

Coal and Biomass Generation – Investment

SSE has opted in to the Large Combustion Plant Directive all of the capacity at Fiddler's Ferry and half of the capacity at Ferrybridge and as a result is installing Flue Gas Desulphurisation (FGD) equipment in an investment estimated to be around £225m. This will extend the stations' contribution to the security of the UK's energy supplies and means that SSE will continue to have the country's most diverse electricity generation portfolio. The civil works at both sites are now well under way and the installation of FGD is expected to be completed in time for the power stations to begin generating electricity through a 'de-sulphurised' process during 2008. The installation work will require outages at both stations during 2007/08.

To complement the investment in FGD, SSE is investing £16m in installing re-designed high-pressure turbines and static blades at all four units at Fiddler's Ferry and at two units at Ferrybridge. This will increase their thermal efficiency by around 1.4%, thereby reducing the amount of coal consumed and the amount of CO_2 emitted per MWh of electricity generated compared with what it would have been after the installation of FGD. The turbines and the static blades have been installed at the first of the units at Fiddler's Ferry, and further installations will take place at both stations during 2007.

SSE's partnership with Mitsui Babcock, Siemens and UK Coal is intended to lead to the installation of 'cleaner coal' technology at Ferrybridge, comprising a 500MW Supercritical Boiler, with a thermal efficiency of over 45%, and the subsequent deployment of post-combustion carbon capture equipment. Installation of the Supercritical Boiler and related plant to meet all established environmental standards would require investment by SSE of around £250m. The front-end engineering design study is on course for completion in the New Year, after which SSE expects to make a final decision on the investment. If it proceeds, it will take SSE's investment in cutting emissions from its coal-fired power plant to over £500m.

SSE and RockTron Limited have agreed to co-operate in the completion of a venture which is expected to lead to the construction, at Fiddler's Ferry, of the first plant in the UK to separate ash arising from electricity generation into constituent mineral parts for sale as cement substitute products and industrial minerals. By providing an alternative to the use of the limestone kilning process, it is estimated that this would help to reduce carbon emissions by around 500,000 tonnes a year. Developing the plant would require investment of around £20m. SSE and RockTron expect to make a final decision on whether to proceed with this development before the end of this financial year. Construction work would begin soon thereafter.

EU Emissions Trading Scheme and BETTA

The price of EU carbon emissions allowances reached a peak of €30 per tonne in April, but for most of the period after then were in a range of around €15 per tonne. In August 2006, the UK government submitted its proposed National Allocation Plan for Phase II of the EU Emissions Trading Scheme. Across its electricity generation portfolio (taking account of contractual shares), SSE will receive an allocation of 16.3 million tonnes per annum. This can be compared with its Phase I allocation of 19.6 million tonnes per annum. SSE's Phase II allocation as a percentage of its Phase I allocation is 83.2%, compared with 81.2% across the electricity sector as a whole.

Since the BETTA arrangements were introduced in April 2005, SSE has benefited from its ability to deploy its flexible power stations in Scotland to meet demand from the electricity market in England and Wales. This

positive impact from Scottish-based generation contributed around £14m to operating profit during the first half of 2006/07.

Hydro and Wind Generation – Operations

SSE owns and operates over 1,500MW of renewable energy generating capacity, including pumped storage. Total output from SSE's hydro electric stations was 1,104GWh during the period, compared with the 10-year average of 1,003GWh and compared with output of 1,159GWh during the first half of 2005/06. As at 30 September 2006, the amount of water held in SSE's reservoirs which could be used to generate electricity was 54% of the maximum, compared with 60% on the same date last year.

The output of refurbished hydro-electric stations with capacity of up to 20MW qualifies for ROCs, and, in total, SSE has 404MW of capacity in its sub-20MW stations (including the new plant commissioned in the last few years at Culleig, Kingairloch and Fasnakyle). The refurbishment of all of the sub-20MW capacity was completed during 2005. Of the total hydro output, 573GWh qualified for Renewable Obligation Certificates (ROCs).

The Tangy, Spurness, Artfield Fell and Hadyard Hill wind farms also contributed 139GWh of ROC-qualifying output in the first half of the year, compared with the 30GWh of output produced by SSE's wind farms in the previous year. This increase reflects the fact that Hadyard Hill was commissioned earlier this year and so became the first wind farm in the UK to generate over 100MW of electricity.

Assuming average 'run off' of water into SSE's reservoirs during the rest of this financial year, and typical wind conditions, the ROC-qualifying output from hydro and wind generation for 2006/07 as a whole is expected to be over 1,800GWh.

Hydro and Wind Generation - Investment

In its report on its review of energy policy in July 2006, the UK government stated that renewable energy is a 'vital and growing component of our diverse energy mix' and that the UK can achieve 20% of its electricity coming from renewables by 2020. This confirms the important role that investment in renewable energy has to play in helping to reduce carbon emissions and reduce the UK's reliance on imported fossil fuels.

The construction of what will be SSE's second largest conventional hydro-electric station at Glendoe, near Loch Ness is now well under way, with the 200m long, 630 tonne Tunnel Boring Machine now cutting its way through the rock under ground. With an installed capacity of around 100MW, Glendoe will produce around 180 GWh of electricity qualifying for ROCs in an average year. When synchronised, it will be able to start generating electricity in 30 seconds. The development of Glendoe will require investment of around £140m. The project remains on course for electricity to be generated commercially from the winter of 2008/09.

SSE's four operational wind farms have a total installed capacity of 162MW. This will increase to 200MW with the completion of the construction of the wind farms at Tangy 2 (6MW) and Drumderg (32MW). Drumderg finally received consent in September 2006, following a Public Inquiry. The Inquiry Report made an award of expenses to SSE against the local planning authority, Perth and Kinross Council. SSE has stated that when the expenses are awarded it will invest the amount in energy- and environment-related projects for communities in the Council's area.

In its review of energy policy, the UK government has stated that 'securing consent for renewables and, in particular, onshore wind, can be an especially difficult process, with developers facing much uncertainty and significant risks of delay'. SSE's experience of the process bears this out. At the start of 2006/07, it said it hoped that its applications in respect of seven wind farms in Scotland would be determined and approved. While the application for one of the seven wind farms (Drumderg) has finally proved to be successful, SSE does not now expect that consent for all of the other wind farms will be received during this financial year.

Despite these issues, SSE is still aiming to have 1,000MW of ROC-qualifying wind and hydro generating capacity by the end of the decade. It already has in place, or has secured consent to develop, 704MW of capacity (566MW in operation and 138MW in development or construction).

In addition, a 5MW wind turbine has been successfully installed 25km off the coast in the Moray Firth in 45 metres of water. This was a key milestone in a £35m demonstrator project which has been funded by the European Union, Scottish Executive and the Department of Trade and Industry, as well as Talisman Energy (UK) Ltd and SSE. Electricity generated by the turbine will be used to power the Beatrice oil platform, which, in turn, will provide a base from which to carry out turbine maintenance and performance monitoring. A second turbine was due to be installed, but this did not take place before the onset of the autumn weather, and has been postponed until the summer of 2007.

SSE and Viking Energy, the company formed to represent Shetland Islands Council's interests in large-scale

wind energy development in Shetland, have signed a Memorandum of Understanding which is expected to lead to the establishment of a joint venture aimed at developing on the Shetland Islands a wind farm with a capacity of up to 600MW. Viking Energy's involvement would make the scheme the largest community-backed wind farm development in the world. A planning application for consent to build the wind farm is expected to be submitted during this financial year. In advance of that, RSPB has confirmed that it is unlikely to raise objections in principle to the development. The proposal is subject to, amongst other things, being able to demonstrate to Ofgem the viability of a sub-sea cable from Shetland to the mainland of Scotland.

The government is presently consulting on proposals to adapt the Renewables Obligation 'to provide greater support to emerging technologies and less support for established technologies' through a 'banding' system, while ensuring that current ROC rights for existing projects and for those built prior to implementation of any changes are preserved. During this consultation, SSE's priority is to ensure that any 'banding' system does not undermine its (and others') current and planned investment in renewable energy.

New Technologies
The development of secure, reliable and cost-effective low carbon energy technologies towards commercial deployment is a key priority for the UK government and is part of SSE's strategy to remain the leading generator of electricity from renewable sources. Against this background, SSE has agreed to become a partner in the new Energy Technologies Institute. It will provide the Institute with up to £2.5m a year for five years. The Chancellor of the Exchequer said he welcomed 'the important role which it will play in the Institute in supporting the identification of key energy technology solutions'.

SSE's subsidiary Renewable Technology Ventures Ltd has continued with the development of an underwater tidal turbine demonstrator. It is keen to continue to invest in marine energy and is looking for investment opportunities in this area to establish a position as the UK's leading developer of tidal-based electricity generation technologies.

Energy Supply
SSE's energy supply business had 7.5 million energy supply-related customers at the start of November, a net gain of one million in 12 months. This comprises: 4.85 million electricity customers; 2.60 million gas customers; and 50,000 '***talk with***' telecoms customers. Overall, SSE has achieved a net gain of three million customers in the past five years, an increase of 66%. Within the overall total, SSE's business customers now cover 380,000 sites throughout Great Britain.

In September, SSE confirmed that it will be introducing price increases of 9.4% (average) for domestic electricity customers and 12.2% for domestic gas customers. These price rises will take effect on 1 January 2007. Even after their implementation, SSE's prices for gas and for gas and electricity combined will remain the lowest in the UK.

It is well-known that SSE has made fewer price increases than all the other major energy suppliers over the past three years and that it has passed on to its customers far less than the full extent of the increase in wholesale energy prices experienced in that period. The consequences of three years of high wholesale energy prices are, however, still being felt. In line with its responsible pricing policy, however, SSE has stated that if falls in wholesale energy prices continue and are sustained, it will move as quickly as it can to reverse the price rises of recent years.

SSE's policy of responsible pricing is designed to help it build up a long-term customer proposition that attracts and retains customers. It represents, therefore, an investment in securing a larger, long-term customer franchise. With its integrated Generation and Supply business, this strategy is intended to stand SSE in good stead regardless of the direction in which wholesale energy prices move in the future.

As part of the package of price changes being introduced in January, SSE will abolish the extra charge levied on all of its electricity 'pay-as-you-go' (or pre-payment) tariffs in England and Wales compared with its standard credit tariffs, following the recent request to energy suppliers by Child Poverty Action Group, End Child Poverty, Disability Alliance, Help the Aged, Age Concern, Citizens Advice, National Consumer Council, National Energy Action and energywatch. There is no such extra charge on its electricity prepayment tariffs in Scotland, which are already equalised with its standard credit tariffs. SSE is already one of just two energy suppliers which does not levy 'back charges' for the period between a price increase being implemented and the pre-payment meter being adjusted to reflect the increase.

Customer Service
Central to success in Energy Supply is maintaining the highest possible standards of customer service. In August 2006, SSE secured the award for best overall customer service in the largest-ever customer satisfaction survey in energy supply, organised by uSwitch.com. In the results of the JD Power 2006 UK

Electricity and Gas Customer Satisfaction Study, announced on 2 November, SSE's combined score for electricity and gas made it the top-performing energy supplier.

Despite the sustained growth in customer numbers, SSE secured during the first half of 2006/07 another reduction, of 49%, in the number of customer complaints sent to energywatch for resolution, to 466, as stated in energywatch's news release of 31 October 2006. This follows the significant reductions achieved during each of the previous three years. In the statistics published by energywatch in October 2006, SSE had the lowest rate of complaints in respect of all three categories: account and billing matters; direct selling; and transfers between companies.

SSE believes that a high quality of service will become an increasingly important part of its customer proposition – and that customers' expectations of the service that their energy supplier should provide will increase. In the second half of 2005, it embarked on a major performance improvement programme in its Customer Service division. This programme has already delivered a number of important changes.

These include a 'commitment-based' approach to general customer enquiries, so that a much greater number of customer enquiries are dealt with at the first point of contact. This has been achieved by broadening the role of customer advisers and actively extending call times to ensure there is a full understanding of customers' requirements. In addition, there has been a large increase in the number of customers receiving a minimum of two bills each year based on actual (as opposed to estimated) meter readings.

Looking forward, in order to provide more of SSE's new customers with an accurate opening bill, changes will be implemented before the end of this year which will make much more use of point of sale meter readings, as well as customer telephone and text readings – all augmented by on outbound call team focused on contacting new customers where a meter reading has not been received.

Overall, SSE believes that this work is having a positive impact on its customers' dealings with, and perceptions of, its Customer Service division.

Product Marketing
Energy supply remains intensely competitive and, in addition to responsible pricing, key to long-term success will be greater success in gaining and retaining customers' loyalty. The performance improvement programme is designed to achieve that, as is product development.

In line with that, SSE has a suite of energyplus 'loyalty' products, ranging from **energyplus Argos**, which rewards customers with money-off discount vouchers, to **energyplus Pulse**, which supports the British Heart Foundation. Of SSE's 7.5 million customers, over 800,000 now have 'loyalty' products – an increase of almost 15% during the period.

This progress, allied to its policy of responsible pricing and commitment to improving further its customer service, means that SSE's Energy Supply business should be able to extend further the period of growth which began at the start of 2002.

Energy Services
An increasing number of supply customers are likely to seek a wider range of energy-related services and, in Budget 2006, the government said that supplying energy on an energy services basis helps shift the focus of energy producers and customers from the supply of units of electricity and gas to the supply of the overall services for which energy is used.

In line with this, in June 2006, SSE began the phased introduction of a new domestic boiler installation and maintenance and repair service for gas central heating systems. The product features an annual inspection, full breakdown and emergency cover and a 24-hour, 365-day manned customer helpline. It covers customers' entire gas central heating system, including the boiler, pipe work, radiators, cylinders and tanks. The first few months have gone well and the service had already attracted over 5,000 customers by the end of September. This growth should continue and accelerate as the number of postcode areas covered by the service has now increased from 13 to 21.

SSE has also decided to undertake an additional 50,000 home insulation measures, with over half being installed in 'priority' homes, by the end of 2007. This new investment in energy efficiency is in addition to the 80,000 home insulation measures which SSE committed to install as part of an announcement in Budget 2006. The additional measures planned for 2007 mean that SSE will install an additional 130,000 cavity wall and loft insulation packages which otherwise would not have been done until 2008.

CONTRACTING, CONNECTIONS AND METERING

Contracting, Connections and Metering delivered operating profit* of £24.2m during the first six months of the year, compared with £21.4m in the previous year (excluding the £1.9m operating profit from Thermal Transfer, the specialised contracting business sold by SSE on 31 March 2006).

Contracting
SSE's Contracting business, Southern Electric Contracting (SEC), has made significant progress against its key priority for the year of completing the integration of the Harrison Smith business, which was acquired in February 2006, and ensuring there continues to be good performance in the long-term contracts which are central to its ongoing business development.

- The integration of Harrison Smith has been completed and is already allowing SEC to offer its customers in the north of England a more comprehensive range of mechanical and electrical services.
- SEC's Eastern Contracting division, acquired in 2005, has won the second phase of an infrastructure contract at the Colchester Barracks re-development, one of the UK's largest PFI projects to date, following the successful completion of phase one of Eastern Contracting's work.
- SEC also has contracts worth over £700m to replace and maintain streetlights for four local authorities in England under the Private Finance Initiative, in partnership with the asset finance division of The Royal Bank of Scotland. This includes the largest-ever streetlighting PFI in the UK, agreed with Leeds City Council, which was officially launched in September 2006. It will see the majority of the 110,000 street lights, illuminated signs and bollards in the city replaced. The first 2,000 columns have already been installed.

Connections
SSE's Connections business completed 22,500 electrical connections during the first half of 2006/07. In addition, it has continued to develop its portfolio of electricity networks outside the Southern Electric and Scottish Hydro Electric Power Distribution areas. It currently owns and manages 20 electricity networks outside these two areas, some of which are now being extended, and 15 new networks, such as Western Harbour, Leith, The Shires, Leicester and Cardiff Leckwith Stadium, are under construction, taking the total to 35.

SSE's Connections business is also a licensed gas transporter, owning and operating gas mains and services in many parts of the country. The number of new premises connected to its gas networks continued to grow, and during the first half of the year, it connected a further 4,800 premises, taking the total number of connections to more than 40,000 for the first time.

With interests in electricity, gas and telecoms connections, SSE has reviewed the extent of its ability to offer 'multi-utility' services to larger customers. This ability is limited to a contracting role in providing water connections services. SSE has concluded, therefore, that it should make formal applications to Ofwat for so-called 'inset' appointments which would allow it to install, own and operate water services for end-user customers for the first time. Subject to the progress of detailed discussions with Ofwat, which are now well under way, it intends to make such applications during 2007.

Metering
SSE's Metering business provides services to most electricity suppliers with customers in central southern England and the north of Scotland. It supplies, installs and maintains domestic meters and carries out metering work in the commercial, industrial and generation sector. It also offers data collection services to the domestic and SME sectors.

SSE's Metering activities will expand following the decision to in-source its meter reading operations in the SWEB and SWALEC electricity distribution areas and also the meter operator work for the SWALEC distribution area. This will result in the transfer of over 150 employees from Western Power Distribution to SSE and is intended to result in both efficiency savings and high standards of service for SSE's customers in these areas. The transfer is expected to be completed during 2007.

GAS STORAGE

Gas Storage - Operations
Gas Storage delivered an operating profit* of £29.0m, an increase of 113.3% compared with the previous year. The value of, and demand for, gas storage facilities in the UK remains high and SSE has continued to enter into new contracts to provide storage at a significantly higher value than the contracts they replace.

This was demonstrated in July 2006, when SSE completed the auction of around 23% of the capacity (43.9 million Standard Bundled Units, or SBUs) at its gas storage facility at Hornsea for a five-year term which will

commence in May 2007. The average price achieved per SBU was 41.7 pence per annum over each of the five years. In March 2006, SSE auctioned 54 million SBUs for the one year term which commenced in May 2006. The average price achieved per SBU then was 54.2 pence per annum. Hornsea has 195 million Standard Bundled Units available in total and each SBU provides capacity to inject gas into the facility, store gas there and withdraw gas from it.

Gas Storage - Investment

SSE's joint venture with Statoil (UK) to develop at Aldbrough what will become the UK's largest onshore gas storage facility is continuing to make good progress, with the first of the nine storage caverns expected to be commissioned in 2007. SSE is investing £150m in Aldbrough, out of a total of £225m. With a total new capacity of around 420 million cubic metres, of which SSE will have the ownership interest in 280 million cubic metres, Aldbrough will provide valuable gas storage for the UK energy industry.

SSE and Statoil (UK) Ltd are jointly seeking consent to increase the storage capacity at the Aldbrough. They have acquired land adjacent to the existing Aldbrough site currently under development and consent is being sought from East Riding of Yorkshire Council to develop a further nine gas storage caverns. This would approximately double the amount of gas that can be stored, to over 800mcm. Once completed, the extended Aldbrough facility would be able to provide enough gas in a day to supply around six million homes.

The extension would largely be under ground, and the intention is to use above ground facilities already on site; however, some limited additional above ground development would be required. Construction of the extension to the Aldbrough facility would help to ensure that the UK can meet gas demand during periods of high energy usage. It is expected that it would cost less than the current development. SSE would contribute 50% of the cost of the extension in return for ownership of 50% of the capacity.

TELECOMS

SSE's combined Telecoms business (SSE Telecom and Neos) achieved an operating profit* of £6.6m in the first six months of the year, compared with £6.1m in the previous year, an increase of 8.2%. The business offers customers a national telecoms network, and has a UK-wide sales force and a competitive range of products targeted at commercial and public sector customers. As a subsidiary of SSE, it is also able to position itself as one of the UK's most financially secure telecoms network operators, which gives an important competitive advantage.

The improvement in performance in the first half of the year is mainly the result of higher sales, and important contracts have recently been signed with a diverse range of major organisations, such as Opal Telecom and AT&T. Neos has decided to upgrade its ethernet platform (a frame-based technology connecting computer systems to form a network), with an investment of over £5m to be made over five years. This will support future new business growth.

EXCEPTIONAL ITEM

TXU Europe Group plc

SSE has received a fourth distribution payment of £24.5m from the administrators of TXU Europe Group plc in respect of its agreed claim of £294.2m relating to a 14-year contract originally entered into in 1997. This takes SSE's total direct receipt from the administration process to £275.7m (excluding its share of the separate distributions paid to Barking Power). SSE expects to receive a further distribution later in this financial year. When it received its first distribution in March 2005, SSE said it expected that over 75% of its agreed claim would be settled. Following the subsequent distributions, it now expects that, in total, over 95% of its agreed claim will be settled.

In addition, SSE received a share (£0.9m) of the distribution payment to Barking Power Ltd, in which SSE now has a total stake of 30.4%.

CAPITAL EXPENDITURE

Investment and capital expenditure totalled £288m during the first half of 2006/07, compared with £244m in the previous year.

Capital expenditure in Power Systems was £100.5m, compared with £84.5m in the previous year. The increase follows the Distribution Price Control Review for 2005-10. A major part of the programme is focused on the replacement of parts of the electricity network that date back to the 1960s.

In addition, there was investment of £94m for growth in Generation in the first half of the year, with the construction work being carried out at Glendoe and the installation of FGD equipment and other work such as

the installation of re-designed high-pressure turbines and static blades at Fiddler's Ferry and Ferrybridge.

As well as Power Systems and Generation, £22m was invested in the ongoing development of the new gas storage facility at Aldbrough. Of its expected total investment of around £150m, SSE has so far invested £102m at Aldbrough.

Within the overall total, capital expenditure for growth was £175m during the first half of 2006/07. This mainly comprised electricity generation and gas storage. Capital expenditure will continue to be substantial in the second half of the decade, with investment in Generation, including FGD installation, Electricity Networks and Gas Storage. For 2006/07 as a whole, it is on course to be over £600m. All investments are expected to achieve returns which are greater than the cost of capital and are expected to enhance earnings.

FINANCIAL MANAGEMENT

Net Debt and Cash Flow

As at 30 September 2006, SSE's net debt was £1.98bn, compared with £2.17bn at 31 March 2006. This reflects a favourable movement in working capital arising from more timely cash collections from electricity and gas customers, partly offset by the increase in capital expenditure.

Borrowings and Facilities

At 30 September 2006, 90% of SSE's borrowings were at fixed rates, after taking account of interest rate swaps. SSE had undrawn committed bank facilities of £650m, with a weighted average period, until maturity, of 3.2 years.

The objective for SSE is to maintain a balance between continuity of funding and flexibility, with a range of maturity dates. Its average debt maturity profile as at 30 September 2006 was 13.5 years, compared with 9.7 years as at 30 September 2005.

Net Finance Costs

The basis of the presentation of net finance costs changed on adoption of IFRS and the table below reconciles published net finance costs to adjusted net finance costs, which SSE believes is a more meaningful measure. In line with that, SSE's adjusted net finance costs in the first six months of 2006/07 were £85.7m, compared with £67.6m in the previous year.

	Sept 06 £m	Sept 05 £m
Reported net finance costs (Note 6)	31.9	65.9
add/(less)		
Share of JCE*/Associate interest	55.8	38.9
Convertible debt IAS 32 adjustment	(2.0)	(1.8)
Interest on pension plan liabilities	(53.4)	(51.0)
Return on pension plan assets	64.5	57.5
Movement on derivatives	(11.1)	(41.9)
Adjusted net finance costs	85.7	67.6

*Jointly Controlled Entities

The average interest rate for SSE, excluding JCE/Associate interest, during the period was 5.57%, compared with 5.72% in the previous year. Underlying interest cover was 9.8 times, compared with 8.6 times the previous year, and including interest related to SGN it was 6.4 times (6.1 times in the previous year).

Within the adjusted net finance income of £85.7m, SGN's *net finance costs* were £31.8m (compared with £20.4m in the previous year), after netting loan stock interest payable to SSE. Its contribution to SSE's profit before tax was, therefore, a loss of £9.8m. The seasonal nature of SGN's business means that the key performance period is the second half of the financial year.

TAX

To assist the understanding of SSE's tax position, the adjusted current tax charge is calculated as follows:

	Sept 06 £m	Sept 05 £m

Reported tax charge	135.5	121.1
add back:		
Share of JCE/Associate tax	0.3	0.4
less:		
Deferred tax	(12.2)	(15.0)
Exceptional tax	(5.0)	(13.9)
Adjusted current tax charge	118.6	92.6

The effective adjusted current tax rate, based on adjusted profit before tax, was 26%, compared with 27.5% in the previous year. The reported tax charge was 28.0%, compared with 31.3% in the previous year.

BALANCE SHEET

SSE continues to maintain one of the strongest balance sheets in the global utility sector, which continues to give it significant competitive advantage in terms of cost of funding and supporting new developments.

In line with the IAS 19 treatment of pension scheme assets, liabilities and costs, pension scheme liabilities of £294.1m and a pension scheme asset of £75.4m are recognised in the balance sheet at 30 September 2006, gross of deferred tax. Overall, this represents an increase in liabilities of £24.9m compared with the position at March 2006.

During the first six months of 2006/07, employer cash contributions to the Scottish Hydro Electric scheme amounted to £4.7m. Contributions to the Southern Electric scheme amounted to £25.3m, including a contribution of £17.1m towards the deficit, in addition to an ongoing contribution rate of 19.9% of salaries. As part of the Distribution Price Control for 2005-2010, it was agreed that allowances for 76% of deficit repair contributions should be included in price controlled revenue.

At 30 September 2006, there was a net liability arising from IAS 39 of £106.1m, before tax, compared with a net asset of £45.1m, before tax, at 1 April 2006.

PURCHASE OF OWN SHARES

The Directors of SSE have not exercised their authority to purchase, in the market, the company's own shares so far during this financial year. At the Annual General Meeting in July 2006, the Directors did, however, secure renewal of their authority to make such purchases. It remains the policy of the Board of SSE to take opportunities to return value to shareholders through the purchase of the Company's own shares should the conditions be appropriate.

SAFETY AND THE ENVIRONMENT

SSE aims to create value for shareholders by running the business with a strong emphasis on safety and on sustainability – achieving growth while safeguarding the environment. During the first six months of the year, the number of lost time and reportable accidents within the company was six, compared with eight in the previous year. The number of serious, or potentially serious, road traffic accidents involving employees driving company vehicles was also six, compared with five in the previous year.

SSE's target for any given year is zero reportable environmental incidents. There were no such incidents during the first six months of 2006/07. SSE published a series of environmental targets in its Corporate Responsibility Report 2006 and is on course to deliver improved environmental performance in many key activities during 2006/07.

STRATEGY AND OUTLOOK

SSE's financial and operational performance in the first half of 2006/07 was strong, and this performance has continued into the second half of the year. Looking ahead, there are two fundamental and well-recognised issues facing the UK which set the context for SSE's future development. The first is the need for secure supplies of energy, including electricity generation capacity and the primary fuel with which to generate power. The second is the need to ensure that there is a significant reduction in the amount of CO_2 emitted per MWh of electricity produced, while securing sustained increases in the efficiency with which energy is used.

These issues present SSE with major investment opportunities in electricity generation from coal, gas and renewable sources and in gas storage in particular. SSE's long-term objective of providing a wider variety of energy-related services is also fully in line with the direction of public policy in the UK.

In this context, SSE's delivery of its twin objectives of adding to its leading-edge electricity generation portfolio and growing its energy supply business represents a balanced strategy which puts SSE in a position to achieve future growth regardless of the direction of wholesale electricity and gas prices.

SSE's investment in gas distribution networks in 2005 was explicitly designed to help maintain a good balance between its regulated and non-regulated activities. The UK government's report on its review of energy policy confirmed the importance of energy networks, stating that 'we need significant new investment in energy infrastructure'. The need for safe, reliable and efficient energy networks in the UK has to be reflected in the setting of the various Price Controls that affect them. There is, and should continue to be, a significant programme of investment in electricity and gas networks for the rest of this decade and beyond, leading to substantial increases in their RAVs.

All of this means that SSE's asset base in energy networks, electricity generation, energy supply and gas storage will increase significantly in the next few years, and other new opportunities for growth will also emerge. During this period of substantial growth, and in considering new opportunities, SSE will retain its focus on continuous improvement and the delivery of operational excellence in all of its activities. Efficiency and financial strength will remain central to SSE's approach to business.

Against this background, SSE remains in a very good position to expand its businesses further through incremental growth in assets and, as a result, to deliver its core objective of sustained real growth in the dividend. Over the past eight years, SSE has demonstrated that growth is the outcome of financial discipline and operational excellence and these remain central to its future business development and to the delivery of dividend growth.

Investor Timetable

Ex-dividend date	21 February 2007
Record date	23 February 2007
Payment date	23 March 2007
Preliminary results	31 May 2007
AGM	26 July 2007

Enquiries to:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications	+ 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager	+ 44 (0)870 900 0410

Financial Dynamics

Andrew Dowler	+ 44 (0)20 7831 3113

There will be an analysts' presentation starting at 09:30GMT at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

Webcast facility: This is available by going to:www.scottish-southern.co.uk then click on Investor Centre.

Telephone conference call:

UK Dial in: 0845 146 2010
International dial in: +44 (0) 1452 542 304

Replay facility (for one week)
UK local rate no: UK dial-in: 0845 245 5205

UK International no: International dial-in:+44 (0) 1452 550 000

Consolidated Income Statement
for the period 1 April 2006 to 30 September 2006

months ending 30 September	Note	2006 Before exceptional items and certain re-measure-ments £m	2006 Exceptional items and certain re-measure-ments (note 5) £m	2006 Total £m	2005 Before exceptional items and certain re-measure-ments £m	2005 Exceptional items and certain re-measure-ments (note 5) £m
enue	4	4,398.2	-	4,398.2	3,881.3	-
t of sales		(3,640.3)	2.9	(3,637.4)	(3,297.3)	46.6
ss profit		757.9	2.9	760.8	584.0	46.6
rating costs		(261.1)	-	(261.1)	(209.2)	-
:r operating income		-	24.5	24.5	-	41.6
·rating profit before jointly controlled entities and ·ciates		496.8	27.4	524.2	374.8	88.2
tly controlled entities and associates:						
ıre of operating profit		44.3	0.9	45.2	29.1	7.1
ıre of interest		(55.8)	-	(55.8)	(38.9)	-
ıre of movement on derivatives		-	3.4	3.4	-	(7.8)
ıre of tax		(0.3)	(0.3)	(0.6)	(0.4)	0.2
re of profit / (loss) on jointly controlled entities and ·ciates		(11.8)	4.0	(7.8)	(10.2)	(0.5)
·rating profit	4	485.0	31.4	516.4	364.6	87.7
nce income	6	97.1	-	97.1	78.8	-
nce costs	6	(117.9)	(11.1)	(129.0)	(102.8)	(41.9)
fit before taxation		464.2	20.3	484.5	340.6	45.8
ation	7	(130.5)	(5.0)	(135.5)	(107.2)	(13.9)
fit for the period		333.7	15.3	349.0	233.4	31.9
·ibutable to:						
ity holders of the parent		333.7	15.3	349.0	233.4	31.9
c earnings per share (pence)	9			40.6p		
:ted earnings per share (pence)	9			39.5p		
dends paid in the period (£m)	8			281.3		

The accompanying notes are an integral part of this interim statement.

Consolidated Income Statement
for the year ended 31 March 2006

	Note	Before exceptional items and certain re-measure-ments £m	Exceptional items and certain re-measure-ments (note 5) £m	Total £m
Revenue	4	10,145.2	-	10,145.2
Cost of sales		(8,816.4)	(14.4)	(8,830.8)
Gross profit		1,328.8	(14.4)	1,314.4
Operating costs		(482.4)	-	(482.4)
Other operating income		-	92.1	92.1
Gain on disposal of subsidiary		-	18.6	18.6
Operating profit before jointly controlled entities and associates		846.4	96.3	942.7
Jointly controlled entities and associates:				
Share of operating profit		167.1	16.7	183.8
Share of interest		(97.3)	-	(97.3)
Share of movement on derivatives		-	(13.0)	(13.0)
Share of tax		(28.8)	(1.1)	(29.9)
Share of profit on jointly controlled entities and associates		41.0	2.6	43.6

Operating profit	4	887.4	98.9	986.3
Finance income	6	164.9	-	164.9
Finance costs	6	(210.8)	(43.5)	(254.3)
Profit before taxation		841.5	55.4	896.9
Taxation	7	(244.3)	(10.3)	(254.6)
Profit for the year		597.2	45.1	642.3
Attributable to:				
Equity holders of the parent		597.2	45.1	642.3
Basic earnings per share	9			74.7p
Diluted earnings per share	9			72.9p
Dividends paid in the year	8			378.8

Consolidated Balance Sheet

as at 30 September 2006

At 31 March 2006 £m		At 30 September 2006 £m	At 30 September 2005 £m
	Assets		
4,646.6	Property, plant and equipment	**4,818.4**	4,512.2
	Intangible assets:		
293.4	Goodwill	**293.4**	292.4
297.2	Other intangible assets	**261.8**	116.7
703.1	Investments in associates and jointly controlled entities	**675.0**	661.7
3.3	Other investments	**5.0**	1.5
90.2	Retirement benefit assets	**75.4**	116.1
86.0	Deferred tax assets	**89.1**	101.7
24.8	Derivative financial assets	**47.5**	25.7
6,144.6	**Non-current assets**	**6,265.6**	5,828.0
164.2	Inventories	**247.4**	184.0
1,662.9	Trade and other receivables	**1,009.1**	729.7
49.9	Cash and cash equivalents	**52.6**	36.1
157.6	Derivative financial assets	**24.8**	162.0
2,034.6	**Current assets**	**1,333.9**	1,111.8
8,179.2	**Total assets**	**7,599.5**	6,939.8
	Liabilities		
417.3	Loans and other borrowings	**319.6**	378.6
1,834.6	Trade and other payables	**1,375.4**	1,148.9
165.4	Current tax liabilities	**206.9**	146.5
2.8	Provisions	**2.2**	11.5
59.8	Derivative financial liabilities	**134.2**	17.0
2,479.9	**Current liabilities**	**2,038.3**	1,702.5
1,797.6	Loans and other borrowings	**1,712.4**	1,628.0
919.1	Deferred tax liabilities	**882.5**	944.4
79.0	Provisions	**77.5**	96.4
396.7	Trade and other payables	**456.5**	293.4
284.0	Retirement benefit obligations	**294.1**	334.5
77.5	Derivative financial liabilities	**44.2**	51.7
3,553.9	**Non-current liabilities**	**3,467.2**	3,348.4
6,033.8	**Total liabilities**	**5,505.5**	5,050.9
2,145.4	**Net assets**	**2,094.0**	1,888.9
	Equity:		
430.2	Share capital	**430.2**	429.5
90.7	Share premium	**91.4**	82.3
13.7	Capital redemption reserve	**13.7**	13.7
14.6	Equity reserve	**14.6**	14.6
6.6	Hedge reserve	**(59.8)**	13.3
1,589.6	Retained earnings	**1,603.9**	1,335.5
2,145.4	**Total equity attributable to equity holders of the parent**	**2,094.0**	1,888.9

Consolidated Statement of recognised income and expense

for the period 1 April 2006 to 30 September 2006

Year ended 31 March 2006 £m		Six months ended 30 September2006 £m	Six months ended 30 September 2005 £m
(11.7)	Losses on effective portion of cash flow hedges (net of tax)	**(66.3)**	(10.5)
	Actuarial loss on retirement benefit schemes (net of tax)		
(9.9)	- Group	**(35.6)**	(11.0)
-	- Share of jointly controlled entities	**(14.5)**	-
(0.4)	Other movements	**-**	5.5
(22.0)	**Net expense recognised directly in equity**	**(116.4)**	(16.0)
642.3	Profit for the period	**349.0**	265.3
620.3	**Total recognised income and expense for the period**	**232.6**	249.3
36.8	Cumulative adjustment for the adoption of IAS 32 and 39	**-**	36.8
657.1	**Total**	**232.6**	286.1
	Attributable to:		
	Equity holders of the parent		

620.3		232.6	249.3

Consolidated Cash Flow Statement
for the period 1 April 2006 to 30 September 2006

Year ended 31 March 2006 £m		Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m
	Cash flows from operating activities		
642.3	Profit for the period after tax	**349.0**	265.3
254.6	Taxation	**135.5**	121.1
57.9	Movement on financing and operating derivatives	**8.2**	41.9
210.8	Finance costs	**117.9**	102.8
(164.9)	Finance income	**(97.1)**	(78.8)
(43.6)	Share of jointly controlled entities and associates	**7.8**	10.7
(18.6)	Gain on disposal of subsidiary	**-**	-
(22.3)	Pension service charges less contributions paid	**(14.8)**	(14.0)
200.1	Depreciation and impairment of assets	**117.2**	102.6
3.9	Amortisation and impairment of intangible assets	**1.5**	1.0
(16.4)	Deferred income released	**(98.9)**	(53.7)
(30.8)	(Increase) in inventories	**(84.0)**	(49.9)
(585.1)	Decrease/(Increase) in receivables	**645.3**	297.3
436.8	(Decrease)/Increase in payables	**(215.4)**	(94.5)
(14.5)	(Decrease) in provisions	**(2.1)**	(3.4)
(9.5)	Employee share awards share purchase	**(6.8)**	(0.9)
4.0	Charge in respect of employee share awards	**3.4**	1.2
(5.2)	Profit on disposal of property, plant and equipment	**(0.7)**	(2.6)
5.2	Loss on disposal of replaced assets	**-**	-
904.7	**Cash generated from operations**	**866.0**	646.1
8.0	Dividends received from jointly controlled entities	**14.3**	8.0
51.4	Finance income received	**32.6**	22.6
(119.5)	Finance costs paid	**(71.9)**	(74.9)
(217.9)	Income taxes paid	**(90.6)**	(103.7)
626.7	**Net cash from operating activities**	**750.4**	498.1
	Cash flows from investing activities		
(529.4)	Purchase of property, plant and equipment	**(299.2)**	(262.9)
(1.2)	Purchase of software	**(0.6)**	-
7.9	Deferred income received	**12.3**	2.3
16.3	Proceeds from sale of property, plant and equipment	**9.6**	15.8
17.3	Net proceeds from sale of subsidiary	**-**	-
-	Loans to jointly controlled entities	**-**	(0.4)
(0.7)	Loans to associates	**-**	-
(505.0)	Investment in Scotia Gas Networks plc (note 10)	**-**	(540.0)
10.8	Loans repaid by jointly controlled entities	**5.4**	5.4
7.3	Loans repaid by associates	**0.2**	0.4
(15.0)	Investment in associates and jointly controlled entities	**(12.7)**	-
(1.9)	Increase in other investments	**(2.3)**	-
(0.6)	Purchase of businesses and subsidiaries	**-**	(0.1)
(994.2)	**Net cash from investing activities**	**(287.3)**	(779.5)
	Cash flows from financing activities		
9.9	Proceeds from issue of share capital	**0.6**	0.7
(378.8)	Dividends paid to company's equity holders	**(281.3)**	(260.0)
552.4	New borrowings	**-**	359.0
-	Repayment of borrowings	**(181.4)**	(29.6)
183.5	**Net cash from financing activities**	**(462.1)**	70.1
(184.0)	**Net (decrease)/increase in cash and cash equivalents**	**1.0**	(211.3)
227.8	Cash and cash equivalents at the start of period	**43.8**	227.8
(184.0)	Net (decrease)/increase in cash and cash equivalents	**1.0**	(211.3)
43.8	**Cash and cash equivalents at the end of period**	**44.8**	16.5

1. Financial Statements

The financial information set out in this interim statement does not constitute the Company's statutory accounts for the periods ended 30 September 2006, 31 March 2006 or 30 September 2005 within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2006, which were prepared in accordance with International Financial Reporting Standards as adopted by the EU (adopted IFRS), have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified (ii) did not include reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237 (2) or (3) of the Companies Act 1985. The interim financial information is unaudited but has been formally reviewed by the auditors and their report to the Company is set out on page 27.

This interim statement was authorised by the Board on 14 November 2006.

2. Basis of preparation

This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's consolidated financial statements for the year ended 31 March 2006.

3. Basis of consolidation of the Group

The interim statements consolidate the interim financial information of Scottish and Southern Energy plc and its subsidiaries together with the Group's share of the trade and net assets of its jointly controlled entities and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date that control commences until the date control ceases using the acquisition method of accounting.

The Group's share of the total recognised gains and losses of associates are included on an equity accounted basis from the date that significant influence commences until the date significant influence ceases.

Investments in jointly controlled entities are accounted for under the equity method of accounting from the date that joint control commences until the date joint control ceases. Jointly controlled operations are businesses which use assets and liabilities that are separable from the rest of the Group. In these arrangements, the Group accounts for its own share of property, plant and equipment, carries its own inventories, incurs its own expenses and liabilities and raises its own finance.

4. Segmental information

Primary reporting format – business segments

The primary segments are as reported for management purposes and reflect the day-to-day management of the business. The Group's primary segments are the distribution and transmission of electricity in the North of Scotland, the distribution of electricity in the South of England (together referred to as Power Systems), the generation and supply of electricity and sale of gas in Great Britain (Generation and Supply). The Group's 50% equity share in Scotia Gas Networks plc, a business which distributes gas in Scotland and the South of England, is included as a separate segment where appropriate due to its significance.

Analysis of revenue and operating profit by segment is provided below. All revenue and profit before taxation arise from operations within Great Britain and Ireland.

a) Revenue by segment

Year ended 31 March 2006 Total revenue £m	Intra-segment revenue £m	External revenue £m		**Six months ended 30 September 2006 Total revenue £m**	**Intra-segment revenue £m**	**External revenue £m**	Six months ended 30 September 2005 Total revenue £m	Intra-segment revenue £m	External revenue £m
			Power Systems						
261.1	(104.1)	157.0	Scotland	**126.4**	**(46.3)**	**80.1**	120.1	(47.5)	72.6
415.9	(204.0)	211.9	England	**186.9**	**(93.4)**	**93.5**	186.5	(93.4)	93.1
677.0	(308.1)	368.9		**313.3**	**(139.7)**	**173.6**	306.6	(140.9)	165.7
9,287.8	(27.4)	9,260.4	**Generation and Supply**	**4,001.7**	**(12.2)**	**3,989.5**	3,492.2	(8.8)	3,483.4
783.3	(267.4)	515.9	**Other businesses**	**400.9**	**(165.8)**	**235.1**	357.7	(125.5)	232.2
10,748.1	(602.9)	10,145.2		**4,715.9**	**(317.7)**	**4,398.2**	4,156.5	(275.2)	3,881.3

Revenue from the Group's investment in Scotia Gas Networks plc, the Group's share being £113.4m (2005 - £65.4m, March 2006 – £261.5m), is not recognised as revenue of the Group under equity accounting.

Notes on the Interim Statements

4. Segmental information (continued)

b) Operating profit by segment

	Six months ended 30 September 2006				
	Adjusted £m	JCE / Associate share of interest and tax (i) £m	Before exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Total £m
Power Systems					
Scotland	66.6	-	66.6	-	66.6
England	95.9	-	95.9	-	95.9
	162.5	-	162.5	-	162.5
Scotia Gas Networks plc	22.0	(45.0)	(23.0)	3.4	(19.6)
Energy Systems	184.5	(45.0)	139.5	3.4	142.9
Generation and Supply	298.0	(11.1)	286.9	28.0	314.9
Other businesses	62.2	-	62.2	-	62.2
	544.7	(56.1)	488.6	31.4	520.0
Unallocated expenses (ii)	(3.6)	-	(3.6)	-	(3.6)
	541.1	(56.1)	485.0	31.4	516.4

	Six months ended 30 September 2005				
	Adjusted £m	JCE / Associate share of interest and tax (i) £m	Before exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Total £m
Power Systems					
Scotland	66.4	-	66.4	-	66.4
England	95.5	-	95.5	-	95.5
	161.9	-	161.9	-	161.9
Scotia Gas Networks plc	9.6	(28.5)	(18.9)	(5.5)	(24.4)
Energy Systems	171.5	(28.5)	143.0	(5.5)	137.5
Generation and Supply	190.0	(10.8)	179.2	93.2	272.4
Other businesses	46.5	-	46.5	-	46.5
	408.0	(39.3)	368.7	87.7	456.4
Unallocated expenses (ii)	(4.1)	-	(4.1)	-	(4.1)
	403.9	(39.3)	364.6	87.7	452.3

	Year ended 31 March 2006				
	Adjusted £m	JCE / Associate share of interest and tax (i) £m	Before exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Total £m
Power Systems					
Scotland	141.8	-	141.8	-	141.8
England	226.1	-	226.1	-	226.1
	367.9	-	367.9	-	367.9
Scotia Gas Networks plc	102.7	(97.9)	4.8	(9.1)	(4.3)
Energy Systems	470.6	(97.9)	372.7	(9.1)	363.6
Generation and Supply	444.8	(28.2)	416.6	89.4	506.0
Other businesses	106.0	-	106.0	18.6	124.6
	1,021.4	(126.1)	895.3	98.9	994.2
Unallocated expenses (ii)	(7.9)	-	(7.9)	-	(7.9)
	1,013.5	(126.1)	887.4	98.9	986.3

(i) The adjusted operating profit of the Group is reported after removal of the Group's share of interest, movements on financing derivatives and ta› from jointly controlled entities and associates. The share of Scotia Gas Networks plc interest includes loan stock interest payable to the consortiur shareholders. The Group has accounted for its 50% share of this, £18.0m (2005 - £11.3m, March 2006 - £28.8m), as finance income (note 6). The ga: distribution network businesses owned by Scotia Gas Networks plc were acquired on 1 June 2005.
(ii) Unallocated expenses comprise corporate office costs which are not directly allocable to particular segments.

Notes on the Interim Statements

for the period 1 April 2006 to 30 September 2006

5. Exceptional items and certain re-measurements

i) Exceptional items
During the period, net dividends of £24.5m (2005 - £41.6m, March 2006 - £92.1m) were received in relation to the administration of TXL Europe Energy Trading Limited which had been placed into administration in 2002. The receipts have been shown separately in the incom‹

statement. In addition to this, the Group's share of the net dividend from the administration of TXU Europe Energy Trading Limited recognisec as income by an associate company, Barking Power Limited, amounting to £0.9m (2005 - £7.1m, March 2006 - £16.7m) is shown separatel) within share of operating profit from jointly controlled entities and associates.

In the year ended 31 March 2006 a gain on disposal of Thermal Transfer Limited, a wholly owned subsidiary, of £18.6m was recognised. Ther was no tax effect on this exceptional item.

ii) Certain re-measurements

Certain re-measurements arising from the adoption of IAS 39 from 1April 2005 are disclosed separately to aid understanding of the underlying performance of the Group. This category includes the movement on derivatives as described in note 10.

These transactions can be summarised thus:

Year ended 31 March 2006 £m		Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m
	Exceptional items		
108.8	Distributions from TXU administrator	25.4	48.7
18.6	Disposal of Thermal Transfer	-	-
127.4		25.4	48.7
	Certain re-measurements		
(14.4)	Movement on operating derivatives (note 10)	2.9	46.6
(43.5)	Movement on financing derivatives (note 10)	(11.1)	(41.9)
(13.0)	Share of movements on derivatives in jointly controlled entities	3.4	(7.8)
(70.9)		(4.8)	(3.1)
56.5	**Profit before taxation**	20.6	45.6
(11.4)	Taxation (i)	(5.3)	(13.7)
45.1	**Impact on profit for the period**	15.3	31.9

(i) Taxation includes £0.3m (2005 - £0.2m, March 2006 - £1.1m) recognised within share of associates and jointly controlled entities on the fac of the Income Statement.

Notes on the Interim Statements

for the period 1 April 2006 to 30 September 2006

6. Net finance costs

Year ended 31 March 2006 £m		Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m
	Finance income:		
115.7	Return on pension scheme assets	64.5	57.5
3.3	Interest income from short term deposits	1.7	2.5
45.9	Other interest receivable (i)	30.9	18.8
164.9	**Total finance income**	97.1	78.8
	Finance costs:		
(40.1)	Bank loans and overdrafts	(16.8)	(17.8)
(71.1)	Other loans and charges	(50.3)	(33.8)
(100.0)	Interest on pension scheme liabilities	(53.4)	(51.0)
(3.6)	Accretion of convertible debt component	(2.0)	(1.8)
8.3	Less: interest capitalised	5.6	3.2
(4.3)	Notional interest arising on discounted items	(1.0)	(1.6)
(210.8)	**Finance costs excluding movement on financing derivatives**	(117.9)	(102.8)
(43.5)	Movement on financing derivatives (note 10)	(11.1)	(41.9)
(254.3)	**Total finance costs**	(129.0)	(144.7)
(89.4)	**Net finance costs**	(31.9)	(65.9)

(i) Included within other interest receivable are credits from jointly controlled entities of £22.6m (2005 - £16.7m, March 2006 - £39.2m), whicl includes £18.0m (2005 – £11.3m, March 2006 - £28.8m) in respect of loan stock interest receivable from Scotia Gas Networks plc.

Adjusted net finance costs are arrived at after the following adjustments:

Year ended 31 March 2006 £m		Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m
(89.4)	Net finance costs	(31.9)	(65.9)
	(add)/less:		
(97.3)	Share of interest from jointly controlled entities and associates	(55.8)	(38.9)

3.6	Accretion of convertible debt component	**2.0**	1.8
43.5	Movement on financing derivatives (note 10)	**11.1**	41.9
(115.7)	Return on pension scheme assets	**(64.5)**	(57.5)
100.0	Interest on pension scheme liabilities	**53.4**	51.0
(155.3)	**Adjusted net finance costs**	**(85.7)**	(67.6)

7. Taxation

The income tax expense reflects the anticipated effective rate of tax on profits before taxation for the Group for the year ending 31 March 2007, taking account of the movement in the deferred tax provision in the period so far as it relates to items recognised in the income statement. The reported effective rate in the Income Statement is 28.0% (2005 – 31.3%, March 2006 – 28.4%).

The total effective adjusted rate of tax on profits before taxation excluding exceptional items, IAS 39 and IAS 32; and adjusted for tax on associates and jointly controlled entities and net pension finance income for the period can be represented:

Year ended 31 March 2006		**Six months ended 30 September 2006**	Six months ended 30 September 2005
	Effective adjusted rate:		
33.0%	Current tax	**26.0%**	27.5%
(3.2)%	Deferred tax	**2.5%**	4.1%
29.8%	**Total effective adjusted rate**	**28.5%**	31.6%

Notes on the Interim Statements

for the period 1 April 2006 to 30 September 2006

8. Dividends

The final dividend of 32.7 pence per ordinary share declared in the financial year ended 31 March 2006 (2005 – 30.3 pence) was approved at the Annual General Meeting on 27th July and was paid to shareholders on 22 September 2006.

An interim dividend of 15.1p per ordinary share (2005 – 13.8p) has been proposed and is due to be paid on 23 March 2007 to those shareholders on the Scottish & Southern Energy plc share register on 23 February 2007. The proposed interim dividend is subject to approval and has not been included as a liability in these financial statements.

9. Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 30 September 2006 is based on the net profit attributable to ordinary shareholders and a weighted average number of ordinary shares outstanding during the period ended 30 September 2006. All earnings are from continuing operations.

Adjusted earnings per share

Adjusted earnings per share has been calculated by excluding the charge for deferred tax, net finance income relating to pensions, items disclosed as exceptional, and the impact of IAS 39.

Year ended 31 March 2006 Earnings £m	Year ended 31 March 2006 Earnings per share pence		**Six months ended 30 September 2006 Earnings £m**	**Six months ended 30 September 2006 Earnings per share pence**	Six months ended 30 September 2005 Earnings £m	Six months ended 30 September 2005 Earnings per share pence
642.3	74.7	**Basic**	**349.0**	**40.6**	265.3	30.9
(45.1)	(5.2)	Exceptional items and certain re-measurements (note 5)	**(15.3)**	**(1.8)**	(31.9)	(3.7)
597.2	69.5	Basic excluding exceptional items and certain re-measurements	**333.7**	**38.8**	233.4	27.2
		Adjusted for:				
41.6	4.8	Deferred tax	**12.2**	**1.4**	15.0	1.8
3.6	0.4	Accretion of convertible debt component	**2.0**	**0.2**	1.8	0.2
642.4	74.7		**347.9**	**40.4**	250.2	29.2
(115.7)	(13.4)	Return on pension scheme assets	**(64.5)**	**(7.5)**	(57.5)	(6.7)
100.0	11.6	Interest on pension scheme liabilities	**53.4**	**6.2**	51.0	5.9
626.7	72.9	**Adjusted**	**336.8**	**39.1**	243.7	28.4
642.3	74.7	**Basic**	**349.0**	**40.6**	265.3	30.9
10.5	1.2	Convertible debt interest (net of tax)	**5.3**	**0.6**	5.3	0.6

-	(3.0)	Dilutive effect of convertible debt	-	(1.7)	-	(1.2)
652.8	72.9	**Diluted**	354.3	39.5	270.6	30.3
(45.1)	(5.0)	Exceptional items and certain re-measurements	(15.3)	(1.7)	(31.0)	(3.6)
607.7	67.9	**Diluted excluding exceptional items and certain re-measurements**	339.0	37.8	239.6	26.7

The weighted average number of shares used in each calculation is as follows:

Year ended 31 March 2006 Number of shares (millions)		**Six months ended 30 September 2006 Number of shares (millions)**	Six months ended 30 September 2005 Number of shares (millions)
859.5	For basic and adjusted earnings per share	**860.3**	858.3
1.7	Effect of exercise of share options	**2.3**	2.8
861.2		**862.6**	861.1
33.3	Effect of dilutive convertible debt	**33.3**	33.3
894.5	For diluted earnings per share	**895.9**	894.4

Notes on the Interim Statements

for the period 1 April 2006 to 30 September 2006

10. Financial Assets / Liabilities

For financial reporting purposes, the Group has classified derivative financial instruments into two categories, operating derivatives and financing derivatives. Operating derivatives include all qualifying commodity contracts including those for electricity, gas, oil, coal and carbon. Financing derivatives include all fair value and cash flow interest rate hedges, non-hedge accounted (mark-to-market) interest rate derivatives, cash flow foreign exchange hedges and non-hedge accounted foreign exchange contracts. Non-hedge accounted contracts are treated as held for trading.

The net movement reflected in the Interim Income Statement can be summarised thus:

Year ended 31 March 2006 £m		**Six months ended 30 September 2006 £m**	Six months ended 30 September 2005 £m
	Operating derivatives		
176.1	Total result on operating derivatives (i)	**(16.9)**	159.1
(190.5)	Less: amounts settled in the period (ii)	**19.8**	(112.5)
(14.4)	**Movement in unrealised derivatives**	**2.9**	46.6
	Financing derivatives (and hedged items)		
(47.3)	Total result on financing derivatives (i)	**(18.2)**	(44.9)
3.8	Less: amounts settled in the period (ii)	**7.1**	3.0
(43.5)	**Movement in unrealised derivatives**	**(11.1)**	(41.9)
(57.9)	**Total**	**(8.2)**	4.7

(i) Total result on derivatives represents the total amount (charged) or credited to the income statement in respect of operating and financia derivatives.

(ii) Amounts settled in the period represent the result on derivatives transacted in the period which have matured or been delivered and have beer included within the column 'before exceptional items and certain re-measurements'.

Notes on the Interim Statements

for the period 1 April 2006 to 30 September 2006

11. Analysis of net debt

	At 1 April 2006 £m	**Decrease in cash and cash equivalents £m**	**(Increase)/ decrease in debt £m**	**At 30 September 2006 £m**
Cash and cash equivalents	**49.9**	**2.7**	**-**	**52.6**
Bank overdraft (i)	**(6.1)**	**(1.7)**	**-**	**(7.8)**
	43.8	**1.0**	**-**	**44.8**
Loans and borrowings (ii)	**(2,214.7)**	**-**	**179.4**	**(2,035.3)**
Finance lease creditors	**(1.6)**	**-**	**0.3**	**(1.3)**

Bank overdraft (i)	6.1	-	1.7	7.8
	(2,210.2)	-	**181.4**	**(2,028.8)**
Net debt	**(2,166.4)**	**1.0**	**181.4**	**(1,984.0)**

(i) Bank overdrafts are reported on the balance sheet as part of current loans and borrowings. For cash flow purposes, these have been included as cash and cash equivalents.

(ii) Loans and borrowings are adjusted for £6.8m debit (opening - £1.4m debit) relating to fair value adjustments to borrowings and for the impact of the accretion of the equity component of the convertible bond and other non-cash items (£2.2m).

12. Reconciliation of movements in shareholders' funds

	Six months ended 30 September 2006 £M	Six months ended 30 September 2005 £M
Profit for the period	**349.0**	265.3
Dividends	**(281.3)**	(260.0)
	67.7	5.3
Net expense recognised directly in equity	**(116.4)**	(16.0)
Share capital issued	**0.7**	0.7
Cumulative adjustment for the implementation of IAS 39	**-**	36.8
Investment in own shares	**(6.8)**	(0.9)
Credit in respect of employee share awards	**3.4**	1.2
Net addition/(reduction) in shareholders' funds	**(51.4)**	27.1
Opening shareholders' funds	**2,145.4**	1,861.8
Closing shareholders' funds	**2,094.0**	1,888.9

Independent review report to Scottish and Southern Energy plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Consolidated Cash Flow Statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

KPMG Audit Plc
Chartered Accountants
Edinburgh
14 November 2006

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	14:46 02-Nov-06
Number	4669L

RNS Number:4669L
Scottish & Southern Energy PLC
02 November 2006

The Company was notified on 2 November 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 1 November 2006 in the Company's ordinary shares:-

(a) that 29,277 shares were purchased and allocated at £13.30 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 21,977 shares at £13.30 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchase, referred to above, was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	10	5	0.000002%	26,035	0.003%
Ian Marchant Director	10	5	0.000002%	94,105	0.011%
Alistair Phillips-Davies Director	9	5	0.000002%	31,031	0.004%
Gregor Alexander Director	10	5	0.000002%	21,507	0.002%
Vincent Donnelly PDMR	10	5	N/A	N/A	N/A

Michelle Hynd PDMR	10	5	N/A	N/A	N/A
Paul Isgar PDMR	9	5	N/A	N/A	N/A
Graham Juggins PDMR	10	5	N/A	N/A	N/A
Anthony Keeling PDMR	9	5	N/A	N/A	N/A
Ian Manson PDMR	10	5	N/A	N/A	N/A
Mark Mathieson PDMR	9	5	N/A	N/A	N/A
Robert McDonald PDMR	10	5	N/A	N/A	N/A
James McPhillimy PDMR	10	5	N/A	N/A	N/A
Adrian Pike PDMR	9	5	N/A	N/A	N/A
Brian Smith PDMR	3	3	N/A	N/A	N/A
James Smith PDMR	9	5	N/A	N/A	N/A
Paul Smith PDMR	10	5	N/A	N/A	N/A
Alan Young PDMR	10	5	N/A	N/A	N/A

This information is provided by RNS
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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Energy Technologies Institute
Released	12:00 30-Oct-06
Number	2140L

RNS Number:2140L
Scottish & Southern Energy PLC
30 October 2006

INVESTMENT IN ENERGY TECHNOLOGIES INSTITUTE

Scottish and Southern Energy plc ("SSE") has agreed to become a partner in the new Energy Technologies Institute, the details of which have been announced by the Chancellor of the Exchequer. It will provide the Institute with up to £2.5m a year for five years.

The Institute's remit is to accelerate the development of secure, reliable and cost-effective low-carbon energy technologies towards commercial deployment. The Government has committed to provide 50% of the core funding of the Institute, with the balance being received from private sector investment. Its establishment is intended to secure a significant increase in investment on energy research and development in the UK.

The Chancellor of the Exchequer, the Rt Hon Gordon Brown MP, said:

"I am delighted that SSE will be the first Scottish-based company to invest in the new Institute. I welcome the important role which it will play in the Institute in supporting the identification of key energy technology solutions."

Ian Marchant, Chief Executive of SSE, said:

"I believe that the new Institute will help to transform the UK's energy technology research and will help to speed up the development and deployment of cost-effective and low carbon energy technologies. In this area, the interests of the UK and SSE clearly coincide: we need to identify new means of producing energy which will help to secure reliable and lower carbon supplies of energy. The launch of the Institute therefore marks a very positive step forward."

Enquiries to:

Scottish and Southern Energy

Alan Young, Director of Corporate Communications 0870 900 0410

Denis Kerby, Investor and Media Relations Manager 0870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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SEC MAIL PROCESSING
RECEIVED
NOV 27 2006
WASH. D.C. 210 SECTION

Free annual report

Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	09:16 30-Oct-06
Number	2025L

RNS Number:2025L
Scottish & Southern Energy PLC
30 October 2006

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 26 October 2006 that Fidelity International Limited no longer has a notifiable interest in the issued share capital of Scottish and Southern Energy plc.

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Award of Contract
Released	10:31 18-Oct-06
Number	6402K

RNS Number:6402K
Scottish & Southern Energy PLC
18 October 2006

AWARD OF £5M CONTRACT TO EASTERN CONTRACTING

Eastern Contracting, the operation acquired by Scottish and Southern Energy plc ("SSE") in 2005 in a transaction worth around £2m, has won the second phase of an infrastructure contract at Colchester Garrison worth almost £5m. Eastern Contracting is a fully-integrated part of SSE's Contracting Group.

The work is part of the £2 billion Colchester Garrison Redevelopment - one of the UK's largest PFI (Private Finance Initiative) projects to date.

In 2004, the Ministry of Defence employed RMPA Services Plc, a consortium made up of Sir Robert McAlpine Ltd, HSBC Infrastructure, Atkins and Sodexho UK, to carry out a 35-year PFI contract aimed at modernising the garrison. The modernisation involves the two-phase construction of a new garrison facility, refurbishment of the existing buildings and demolition of redundant garrison buildings.

Phase One of Eastern Contracting's work - the provision of the gas, water and electricity infrastructure - was carried out in 2005. Phase Two has been separated into electrical and mechanical packages, with Eastern Contracting doing the electrical infrastructure.

Ian Marchant, Chief Executive of SSE, said:

"Our priorities for our Contracting businesses are to ensure there is good performance in long-term contracts, with a view to securing as much 'repeat' business as possible. In this context, this is a very significant contract for Eastern Contracting. It is particularly encouraging to have been awarded this second phase of construction work as it demonstrates the success of our work in the first phase."

Enquiries to:
Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Investor and Media Relations Manager 0870 900 0410

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Company	Scottish Hydro ElecPwr Distribution
TIDM	
Headline	Publication of Prospectus
Released	16:58 17-Oct-06
Number	6106K

RNS Number:6106K
Scottish Hydro ElecPwr Distribution
17 October 2006

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus for Scottish Hydro-Electric Power Distribution plc issue of £100,000,000 1.429 per cent. Index-Linked Bonds due 2056

To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/6106k -2006-10-17.pdf

A copy of the Prospectus is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Gregor Alexander
Director
Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

TEL: 01738 455 250

FAX: 01738 455 215

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are

part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	16:22 03-Oct-06
Number	9009J

RNS Number:9009J
Scottish & Southern Energy PLC
03 October 2006

SHARESAVE MATURITY

On 2 October 2006, the undernoted PDMRs were allotted shares at a price of £5.62 per share following their exercise of options under the Company's all-employee savings-related share option scheme.

PDMR	Number of Shares Allocated
Paul Isgar	329
Ian Manson	987
Adrian Pike	329

SHARESAVE OPTION GRANTED

On 2 October 2006 the Company was notified that Gregor Alexander, Director, was granted 298 options, on 14 July 2005, pursuant to the Company's all-employee savings-related share option scheme at an exercise price of £8.86. The options are over the Company's Ordinary 50p shares and will mature on 1 October 2010.

PEP DIVIDEND REINVESTMENT

The company was notified on 3 October 2006 of a dividend reinvestment on 27 September 2006 by Halifax, the PEP Manager, pursuant to a regular standing order instruction.

Director - Ian Marchant - Single Company PEP - 17 shares at a price of £12.76

Following this notification, Ian Marchant has an interest in 94,060 shares representing 0.011% of the issued share capital of the Company.

SIP DIVIDEND REINVESTMENT

The Company was notified on 3 October 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), that the cash dividends paid on 22 September 2006 were re-invested and used to purchase 63,127 Dividend Shares on 2006 at a price of £12.4753 per share.

The purchase was made pursuant to a regular standing order instruction with Computershare plc for the re-investment of cash dividends into Dividend Shares.

The interests of Executive Directors/PDMRs of the Company in the transactions

were as follows:

Directors	Number of Dividend Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	30	0.000003%	26,020	0.003%
Ian Marchant	30	0.000003%	94,090	0.011%
Alistair Phillips-Davies	30	0.000003%	31,017	0.004%
Gregor Alexander	30	0.000003%	21,492	0.002%

PDMR's	Number of Dividend Shares
Vincent Donnelly	30
Michelle Hynd	3
Paul Isgar	32
Graham Juggins	30
Anthony Keeling	21
Ian Manson	30
Mark Mathieson	32
Robert McDonald	30
James McPhillimy	31
Adrian Pike	15
Brian Smith	13
James Smith	32
Paul Smith	30
Alan Young	19

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	16:54 02-Oct-06
Number	8270J

RNS Number:8270J
Scottish & Southern Energy PLC
02 October 2006

Dividend Reinvestment Plan

The Company was notified on 29 September 2006 by Computershare Investor Services Plc, the Company's Registrars, that the undernoted Directors/PDMRs had arranged for the cash dividends paid on 22 September 2006 to be reinvested and used to purchase further shares at a price of £12.4753 per share.

Paul Isgar (PDMR) 44 shares

James McPhillimy (PDMR) 73 shares

Susan Rice (Director) 107 shares

The Company was also notified on 29 September 2006 by the Company's Registrars, that the cash dividends paid to Susan Rice on 23/9/2005 and 24/3/2006, were reinvested into dividend shares awarding her 58 shares and 48 shares respectively. Following this notification , Susan Rice has an interest in 4,213 shares representing 0.0005% of the issued share capital of the Company.

Deferred Bonus Scheme

The Company was notified on 2 October 2006 by Bedell Cristin Trust Company Limited, trustees of the Company's Deferred Bonus Scheme, of the purchase of 17,582 Ordinary Shares of 50p each in the Company at a price of £13.15 per share.

This purchase, also carried out on 2 October 2006, related to the reinvestment of the September 2006 dividend pursuant to a regular standing order instruction with the trustees for the reinvestment of all dividends.

For Companies Act purposes, the Executive Directors are regarded as having an interest in shares held by the Trust.

Share Incentive Plan

The Company was notified on 2 October 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 29 September 2006 in the Company's ordinary shares:-

(a) that 28,856 shares were purchased and allocated at £13.21 per

share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 21,594 shares at £13.21 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchase, referred to above, was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Shares.

The interests of Executive Directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	9	5	0.000002%	25,990	0.003%
Ian Marchant Director	9	5	0.000002%	94,043	0.011%
Alistair Phillips-Davies Director	9	5	0.000002%	30,987	0.004%
Gregor Alexander Director	9	5	0.000002%	21,444	0.002%
Vincent Donnelly PDMR	9	5	N/A	N/A	N/A
Michelle Hynd PDMR	9	5	N/A	N/A	N/A
Paul Isgar PDMR	10	5	N/A	N/A	N/A
Graham Juggins PDMR	9	5	N/A	N/A	N/A
Anthony Keeling PDMR	10	5	N/A	N/A	N/A
Ian Manson PDMR	9	5	N/A	N/A	N/A
Mark Mathieson PDMR	10	5	N/A	N/A	N/A
Robert McDonald PDMR	9	5	N/A	N/A	N/A
James					

McPhillimy PDMR	9	5	N/A	N/A	N/A
Adrian Pike PDMR	10	5	N/A	N/A	N/A
Brian Smith PDMR	2	2	N/A	N/A	N/A
James Smith PDMR	10	5	N/A	N/A	N/A
Paul Smith PDMR	9	5	N/A	N/A	N/A
Alan Young PDMR	9	5	N/A	N/A	N/A

PEP Dividend Reinvestment

The company was notified on 2 October 2006 of a dividend reinvestment on 25 September 2006 by the PEP Manager pursuant to a regular standing order instruction.

PDMR -Graham Juggins_ Single Company PEP - 62 shares at a price of £12.57

Director - Gregor Alexander - Single Company PEP - 18 shares at a price of £12.57

Following this notification , Gregor Alexander has an interest in 21,462 shares representing 0.002% of the issued share capital of the Company

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Prices for 2007
Released	11:00 29-Sep-06
Number	6902J

RNS Number:6902J
Scottish & Southern Energy PLC
29 September 2006

DETAILS OF PRICES FOR

ELECTRICITY AND GAS IN 2007

Further to its announcement on 21 September, SSE has confirmed that the price rises which it has said it will be introducing in 2007 for domestic electricity and gas will be 9.4% (average) and 12.2% respectively.

These price rises will take effect on 1 January 2007, and even after their implementation, SSE's prices for gas and for gas and electricity combined will remain the lowest in the UK.*

Alistair Phillips-Davies, Energy Supply Director of SSE, said:

"As we said last week, it is well-known that we have made fewer price increases than all the other major energy suppliers over the past three years and that we have passed on to our customers far less than the full extent of the increase in wholesale energy prices experienced in that period. The consequences of three years of high wholesale energy prices are, however, still being felt.

"Even after these latest increases take effect, our gas prices and 'dual fuel' prices will still be the lowest in the country. If, as everyone hopes, falls in wholesale energy prices continue and are sustained, we will move as quickly as we can to reverse the price rises of recent years.

"In the meantime, we will continue our work on fuel poverty and energy efficiency to make sure that we play our part in meeting the needs of vulnerable customers."

*Based on the average Standard Quarterly price across all areas of Great Britain. On this basis it is calculated that: SSE's new gas price from January 2007 will be £606 per annum, compared with the £707 currently charged by British Gas; SSE's new price for gas and electricity combined ('dual fuel') from January 2007 will be £962 per annum, compared with the £1,120 currently charged by British Gas. This is based on annual consumption of 20,500kWh of gas and 3,300kWh of electricity. Prices include VAT.

Enquiries to:

Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Corporate Communications 0870 900 0410
Sharron Miller-Mackenzie, Corporate Communications 0870 900 0410

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Drumderg Wind Farm
Released	11:00 26-Sep-06
Number	4762J

RNS Number:4762J
Scottish & Southern Energy PLC
26 September 2006

SCOTTISH AND SOUTHERN ENERGY PLC
PERMISSION GRANTED FOR DEVELOPMENT OF DRUMDERG WIND FARM

Scottish and Southern Energy plc ("SSE") has been granted planning permission to develop a 32MW (megawatt) wind farm at Drumderg, five miles from Alyth, in Perthshire.

The decision follows a Public Inquiry into the development, which was concluded in June 2006. The wind farm will have 16 turbines and construction work is expected to begin later this year, with the wind farm scheduled to be commissioned in 2008. Its development will require the investment of around £30m.

The Inquiry Reporter made an award of expenses to SSE against Perth and Kinross Council. When the expenses are awarded, SSE will invest the amount in energy- and environment-related projects for communities in the Perth and Kinross Council area.

When Drumderg is commissioned, SSE will have 200MW of installed wind farm capacity. This includes the 6MW extension to the Tangy wind farm which is currently under construction.

In addition to Drumderg, SSE is seeking to secure consent during 2006/07 to develop another six wind farms in Scotland, with a total installed capacity of 330MW.

Ian Marchant, Chief Executive of SSE, said:

"I am pleased that the Drumderg wind farm has finally received consent, although I remain disappointed that it has taken more than three years for this planning process to be completed. Our priorities now are to ensure that the construction work at Drumderg is carried out in a professional manner which reflects the concerns of local people and to secure consent to develop additional wind farms in other parts of Scotland."

Enquiries to:

Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Sharron Miller-Mackenzie, Corporate Communications 0870 900 0410

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Seeking Consent
Released	11:00 25-Sep-06
Number	3991J

RNS Number:3991J
Scottish & Southern Energy PLC
25 September 2006

CONSENT SOUGHT FOR EXTENSION TO ALDBROUGH GAS STORAGE FACILITY

Scottish and Southern Energy, in a joint venture with Statoil (U.K.) Ltd, is seeking consent to increase the storage capacity at the new Aldbrough Gas Storage facility in Yorkshire.

SSE and Statoil (U.K.) Ltd have acquired land adjacent to the existing Aldbrough site and consent is being sought from East Riding of Yorkshire Council to develop a further nine gas storage caverns at the facility, which is currently under development. This will approximately double the amount of gas that can be stored at the facility.

The extension will largely be under ground, and will make use of above ground facilities already present on site; limited additional above ground development will be required.

The government's recent report on the Energy Review stated: "As the production of our indigenous supply of gas continues to decline ... there is an increasing need for gas supply infrastructure such as gas storage." Construction of the extension to the Aldbrough facility, which is adjacent to SSE's existing storage installation at Hornsea, will help ensure that the UK can meet gas demand during periods of high energy usage.

SSE's original joint venture with Statoil (U.K.) Ltd at Aldbrough, in which SSE is investing £150m, out of a total cost of £250m, is continuing to make good progress. This first part of the development will have a total capacity of around 420million cubic metres (mcm), of which SSE will have the ownership interest in 280mcm. The second part of the development will add a further 420mcm of capacity, of which SSE will have the ownership interest in 210mcm.

The work at the proposed extension to Aldbrough is expected to cost less than the current development. SSE will contribute 50 per cent of the cost of the extension.

Ian Marchant, Chief Executive of SSE said: "Our Aldbrough facility as it stands will be the UK's largest onshore gas storage site. Extending the site will give the country even more gas supply security with minimal additional development above ground.

"During the consent process, we'll be working with the local community to ensure

that people and businesses are kept well informed about our plans. We've been grateful to have the support of local residents during the development of the first phase of our facility and I hope this good relationship will continue."

Enquiries to:

Scottish and Southern Energy

Alan Young, Director of Corporate Communications 0870 900 0410

Louisa MacKenzie, Corporate Communications 0870 900 0410

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RECEIVED NOV 27 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 210

Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	14:59 14-Sep-06
Number	9759I

RNS Number:9759I
Scottish & Southern Energy PLC
14 September 2006

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 14 September 2006 that Barclays PLC no longer has a notifiable interest in the issued share capital of Scottish and Southern Energy plc.

This information is provided by RNS
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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	13:42 06-Sep-06
Number	5748I

RNS Number:5748I
Scottish & Southern Energy PLC
06 September 2006

Scottish and Southern Energy plc

Holding(s) in Company

6 September 2006

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 5 September 2006 that Barclays plc, through various legal entities as listed below, has a notifiable interest in 30,407,126 ordinary 50p shares in Scottish and Southern Energy plc, being 3.53% of the issued share capital of the company.

Legal Entity	Holding	Percentage Held
Barclays Capital Securities Ltd	7,874,498	0.9153
Barclays Global Investors, N.A.	6,085,863	0.7074
Barclays Bank Trust Company Ltd	40,181	0.0047
Barclays Global Investors Australia Ltd	75,106	0.0087
Barclays Global Investors Japan Ltd	89,888	0.0104
Barclays Private Bank and Trust Ltd	12,160	0.0014
Barclays Global Investors Ltd	7,908,808	0.9193
Barclays Global Investors Canada Ltd	63,359	0.0074
Barclays Capital Inc	259,300	0.0301
Barclays Private Bank and Trust Ltd	540	0.0001
Barclays Global Investors Japan Trust & Banking	973,857	0.1132
Barclays Global Fund Advisors	2,760,389	0.3208
Gerrard Ltd	3,146,405	0.3657
Barclays Life Assurance Co Ltd	1,116,772	0.1298
Group Holding	30,407,126	3.5343

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426353	183,161
BANK OF IRELAND	426360	20,045
BANK OF NEW YORK		61,032
BARCLAYS CAPITAL NOMINEES LIMITED		7,285,420
BARCLAYS CAPITAL NOMINEES LIMITED		570,278
BARCLAYS CAPITAL NOMINEES LIMITED		240,500

Barclays Capital Securities Ltd.		18,800
Barclays Capital Securities Ltd.		18,800
Barclays Global Investors Canada		63,359
Barclays Trust Co & Others		1,946
BARCLAYS TRUST CO AS EXEC/ADM		750
Barclays Trust Co DMC69		13,400
Barclays Trust Co E99		700
Barclays Trust Co R69		23,385
CHASE NOMINEES LTD	16376	417,756
CHASE NOMINEES LTD	21359	76,461
CHASE NOMINEES LTD	28270	281,182
Clydesdale Nominees HGB0125	63919101	1,270
Clydesdale Nominees HGB0125	68640801	4,230
Clydesdale Nominees HGB0125	69451601	6,660
Gerrard Nominees Limited	607486	750
Gerrard Nominees Limited	617906	400
Gerrard Nominees Limited	622124	1,500
Gerrard Nominees Limited	635860	1,750
Gerrard Nominees Limited	637739	450
Gerrard Nominees Limited	643975	2,700
Gerrard Nominees Limited	647291	875
Gerrard Nominees Limited	658574	1,250
Gerrard Nominees Limited	660968	1,500
Gerrard Nominees Limited	777546	200
Greig Middleton Nominees Limited (GM1)		147,787
Greig Middleton Nominees Ltd (GM3)	220805DN	22,258
Greig Middleton Nominees Ltd (GM3)	523475DN	75,000
INVESTORS BANK AND TRUST CO.		2,192,520
INVESTORS BANK AND TRUST CO.		24,329
INVESTORS BANK AND TRUST CO.		263,024
INVESTORS BANK AND TRUST CO.		68,134
INVESTORS BANK AND TRUST CO.		212,382
INVESTORS BANK AND TRUST CO.		79,630
INVESTORS BANK AND TRUST CO.		147,298
INVESTORS BANK AND TRUST CO.		13,473
INVESTORS BANK AND TRUST CO.		4,122,928
INVESTORS BANK AND TRUST CO.		878,367
INVESTORS BANK AND TRUST CO.		137,538
INVESTORS BANK AND TRUST CO.		102,279
INVESTORS BANK AND TRUST CO.		6,787
JP MORGAN (BGI CUSTODY)	16331	193,323
JP MORGAN (BGI CUSTODY)	16338	51,273
JP MORGAN (BGI CUSTODY)	16341	467,472
JP MORGAN (BGI CUSTODY)	16342	108,806
JP MORGAN (BGI CUSTODY)	16400	6,553,998
JP MORGAN (BGI CUSTODY)	17011	14,716
JP MORGAN (BGI CUSTODY)	18409	657,387
JPMORGAN CHASE BANK		75,106
JPMorgan Chase Bank		5,030
JPMorgan Chase Bank		8,479
JPMorgan Chase Bank		52,587
JPMorgan Chase Bank		92,756
JPMorgan Chase Bank		470,335
JPMorgan Chase Bank		43,921
JPMorgan Chase Bank		86,285
JPMorgan Chase Bank		8,213
JPMorgan Chase Bank		7,168
JPMorgan Chase Bank		125,217
JPMorgan Chase Bank		116,362
JPMorgan Chase Bank		23,600
JPMORGAN CHASE BANK		28,123
Mellon Trust - US CUSTODIAN /		34,536
Mitsui Asset		14,582
R C Greig Nominees Limited		2,030,796

R C Greig Nominees Limited a/c AK1	498,498
R C Greig Nominees Limited a/c BL1	80,241
R C Greig Nominees Limited a/c CM1	46,553
R C Greig Nominees Limited GP1	155,857
R C Greig Nominees Limited SA1	78,040
Reflex Nominees Limited	540
STATE STREET BANK AND TRUST CO	27,700
STATE STREET BOSTON	446,172
Trust & Custody Services Bank	522
Trust & Custody Services Bank	8,688
Total	30,407,126

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Declaration
Released	14:47 04-Sep-06
Number	4412I

Scottish and Southern Energy

RNS Number:4412I
Scottish & Southern Energy PLC
04 September 2006

Following the appointment of Nick Baldwin to the Board as non-Executive Director with effect from 1 September 2006, the Company notifies that Mr Baldwin has a beneficial interest in 2,000 ordinary shares in the Company.

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Free annual report

Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:14 01-Sep-06
Number	3802I

RNS Number:3802I
Scottish & Southern Energy PLC
01 September 2006

The Company was notified on 1 September 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 31 August 2006 in the Company's ordinary shares:-

(a) that 30,455 shares were purchased and allocated at £12.0475 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,144 shares at £12.0475 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchase, referred to above, was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	11	5	0.000002%	24,976	0.003%
Ian Marchant Director	11	5	0.000002%	94,029	0.010%
Alistair Phillips-Davies Director	11	5	0.000002%	30,973	0.004%
Gregor Alexander Director	11	5	0.000002%	21,430	0.002%
Vincent Donnelly PDMR	11	5	N/A	N/A	N/A

Michelle Hynd PDMR	10	5	N/A	N/A	N/A
Paul Isgar PDMR	10	5	N/A	N/A	N/A
Graham Juggins PDMR	11	5	N/A	N/A	N/A
Anthony Keeling PDMR	10	5	N/A	N/A	N/A
Ian Manson PDMR	11	5	N/A	N/A	N/A
Mark Mathieson PDMR	10	5	N/A	N/A	N/A
Robert McDonald PDMR	11	5	N/A	N/A	N/A
James McPhillimy PDMR	11	5	N/A	N/A	N/A
Adrian Pike PDMR	10	5	N/A	N/A	N/A
Brian Smith PDMR	3	3	N/A	N/A	N/A
James Smith PDMR	10	5	N/A	N/A	N/A
Paul Smith PDMR	11	5	N/A	N/A	N/A
Alan Young PDMR	8	5	N/A	N/A	N/A

Also, the Company was notified on 1 September 2006 that Alison Graham, the partner of Colin Hood, director, purchased 1,000 Ordinary 50p shares in the capital of the company on 31 August 2006 at a price of £12.11 per share.

Director	Number of shares purchased	Percentage of issued share class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	1,000	0.0001%	25,976	0.003%

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